FULLCAST®

www.fullcast.co.jp


05008616

RECEIVED

2005 MAY 31 P 2:1[illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 25, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO.82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release regarding Business Alliance with Legs and Mediaflag
2. Brief statements of Interim Financial Results of Fiscal Year Ending September 30, 2005.

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3780-9856, Facsimile +81-3780-9967)

Very truly yours,

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
JUN 08 2005
THOMSON FINANCIAL

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@ms1.fullcast.co.jp

May 9, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

Fullcast Set to Enter into Business Alliance with Legs and Mediaflag

Fullcast Co. Ltd. has decided to enter into a business alliance with Legs Company, Ltd. (JASDAQ: 4286) (based in Tokyo's Shibuya Ward; headed by Representative Director and President Junichiro Uchikawa) and Mediaflag Inc. (based in Tokyo's Shibuya Ward; headed by President Yasuo Fukui) in a board of directors' meeting of the company on May 9, 2005. The details are as given below:

Details

1. Purpose and details of the business alliance

Behind the business alliance to be formed by the three companies are the needs among head offices of leading franchisers, including drugstore chains, or groceries manufacturers for conducting a survey on how products are displayed at stores, to what extent sales campaigns using advertising novelties penetrate into the consumers, or how training programs are conducted at stores, on a real-time and nationwide basis to lead it to sales activities immediately.

Traditionally, these services have been separately provided by sales promotion support companies, temporary staff companies, or sales support companies to their client companies. Through this business alliance, we will be able to offer these services on a one-stop basis to our client companies.

The specifics of the business alliance are as follows:

Fullcast will cover outsourcing of human resources, conducts sales activities targeting headquarters of franchisers, such as drugstore, GMS, or bar/restaurant chains, or groceries manufactures, and others. We will then choose appropriate staff in light of aptitude from among our registered staff members totaling over one million and dispatch them as those conducting surveys at stores, field persons making the rounds of stores, or sales promotion staff.

Meanwhile, Legs will make use of its expertise on promotion and propose the most appropriate way of displaying products that will directly increase sales at stores.

Mediaflag will make use of Market Watcher, which is ASP software for conducting POS survey designed for cellular phones, to report surveys on stores in real time. In addition, it will also take advantage of its expertise on sales promotion in the distribution industry, give advice on how to manage stores, and also take care of technical training programs for our

human resources as well.

Thanks to this business alliance we will be able to link Legs' marketing and sales capabilities, Fullcast's human resources network and sales capabilities and Mediaflag's system and expertise on distribution, thereby giving shape to the ideal form of outsourcing for franchisers, groceries manufacturers and others.

2. Summary of the business alliance partners

1)

1. Trade name	Legs Company, Ltd. (JASDAQ: 4286)
2. Address	2-4-12 Jingumae, Shibuya Ward, Tokyo
3. Name of representative	Junichiro Uchikawa, Representative Director and President
4. Capital	220.56 million yen
5. Description of business	Sales promotion support service
6. Employees of the group	118 (as of December 2004)

Note: As of May 9, 2005 there are no equity and human relations with Fullcast.

2)

1. Trade name	Mediaflag Inc.
2. Address	2nd floor, BNK bldg, 13-16 Maruyama-cho, Shibuya Ward, Tokyo
3. Name of representative	Yasuo Fukui, President
4. Capital	50 million yen
5. Description of business	Sales support service
6. Employees	5

Note: As of May 9, 2005 Fullcast owns a 12.5% equity stake in Mediaflag.

3. Time schedule

(1) Resolution by the board of directors	May 9, 2005
(2) Date of signing the business alliance agreement	In the middle of May 2005 (tentative)
(3) Date of starting the business alliance	In the middle of May 2005 (tentative)

4. Future outlook

The impact that this business alliance will have on our operating results is minor.



[Disclaimer Regarding Forecast and Projections]

This Consolidated Financial Results includes forecasts, projections and other predictive statements that represent Fullcast's assumptions and expectations in light of currently available information. These forecasts, etc., are based on industry trends, circumstances involving clients and other factors, and they involve risks, variables and uncertainties. The Group's actual performance results may differ from those projected in this Consolidated Financial Results. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein.



May 9, 2005

Brief Announcement of Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2005

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

Board meeting for approving: May 9, 2005
Accounting Principle: Japanese GAAP

1. Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2005 (October 1, 2004 – March 31, 2005)

(1) Consolidated business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2005	32,490	43.9	1,975	23.9	2,013	24.9
First half ended March 2004	22,580	20.6	1,594	29.6	1,612	24.4
Year ended September 2004	49,688	—	3,255	—	3,292	—

	Net income for the first half		Net income per share for the first half	Diluted net income per share for the first half
	Millions of yen	%	Yen	Yen
First half ended March 2005	567	-36.7	2,073.36	—
First half ended March 2004	895	65.8	6,702.81	6,642.21
Year ended September 2004	1,511	—	5,603.88	5,578.67

Notes:
1. Investment profit and loss on equity method (millions of yen)
   - First half ended March 2005: 8
   - First half ended March 2004: 1
   - Year ended September 2004: 1
2. Average number of shares outstanding (consolidated)
   - First half ended March 2005: 273,312 shares
   - First half ended March 2004: 133,597 shares
   - Year ended September 2004: 269,796 shares
3. Changes in accounting principles applied: None
4. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2005	21,251	11,287	53.1	41,297.35
First half ended March 2004	16,649	10,049	60.3	74,283.03
Year ended September 2004	19,461	10,977	56.4	40,165.04

Note: Number of shares outstanding
As of March 31, 2005: 273,312 shares
As of March 31, 2004: 135,282 shares
As of September 30, 2004: 273,312 shares

(3) Consolidated cash flows position

	Net cash provided by (used in)			Cash and cash equivalents at end of period
	Operating activities	Investing activities	Financing activities	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First half ended March 2005	5	-891	284	5,487
First half ended March 2004	-483	-204	379	4,842
Year ended September 2004	-5	-73	1,016	6,088

(4) Scope of consolidation and application of equity method

Consolidated subsidiaries: 11
Unconsolidated subsidiaries under equity method application: None
Affiliates under equity method application: 1

(5) Changes in the scope of consolidation and affiliates under the equity method

Consolidated subsidiaries
Newly added: 4
Excluded: None
Affiliates accounted for under the equity method
Newly added: None
Excluded: None

2. Forecast for Consolidated Financial Results for the Year Ending September 2005 (October 1, 2004 – September 30, 2005)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Full year	71,820	4,780	2,100

Reference: Estimated net income per common share for the full year: 7,683.52 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the "*Outlook for the September 2005 Fiscal Year*" section on page 7.

Figures for the first half of fiscal year 2004 ended March and for fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the first half of fiscal year 2005 ended March are rounded off to the nearest million yen.

Attached Material to Consolidated Financial Results for the First Half of the Fiscal Year Ending September 30, 2005

Table of contents

Due to large volume of data, please refer to the page indicated by contents.

Of all plans, forecasts, strategies and others, those which are not historical facts are future outlooks based upon certain conditions and our management's judgement based upon currently available data.
Therefore, we advise that you not rely solely on these outlooks in weighing our business results, corporate value and other factors. Please also be informed that actual financial results may vary widely from these outlooks due to various factors.
Important factors that may have an impact on actual financial results include: (1) The economic situation surrounding the company (index of mining and industrial output, inventory index, etc.) and changes in the employment situation; (2) Fluctuations in interest rates, etc.; (3) Damage to cooperate infrastructure due to disasters, including earthquakes; and (4) Changes in the relevant laws, including the Labor Standards Law and the Worker Dispatch Law, and in interpretations of thereof. However, the factors that may affect the financial results shall not be limited to these.
Furthermore, please bear in mind that notwithstanding new data, future events or any other results whatsoever, we will not always reexamine our outlooks.

1. Results of Operations

Consolidated net sales, operating income and ordinary income reached all-time highs, respectively on a half-year basis in the first half of the fiscal year ending September 30, 2005. The Fullcast Group (the "Group") promoted aggressive business activities with a view to expanding the scope of business.

(1) Operating Highlights in the First Half

First half ended March 31, 2005 (October 1, 2004 – March 31, 2005)
First half ended March 31, 2004 (October 1, 2003 – March 31, 2004)

1) Consolidated operating highlights in the first half

(Millions of yen)

Six months ended March 31	2005	2004	YoY change
Net sales	32,490	22,580	43.9%
Operating income	1,975	1,594	23.9%
Ordinary income	2,013	1,612	24.9%
Current net income	567	895	-36.7%
Current net income per share	* ¥2,073.36	¥6,702.81	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share for the first half of the fiscal year ended March 31, 2004 was calculated on the assumption that the stock split was carried out at the beginning of the period.

Summary

In the interim of the fiscal year ending September 30, 2005 Japan's employment outsourcing market, to which our group belongs, remained strong as companies promoted efforts to streamline business management with the aim of improving profitability and the patterns of employment changed. This in turn boosted the number of companies which look to outsourcing of labor proactively. The demand for human resources outsourcing solutions remained brisk in all the Company's business segments, such as Spot Business, Factory Business, and Technology Business, in the reporting period.

The Group considered these circumstances as a business chance and strove to open new business offices since the start of the period with the aim of capturing client companies' needs and gaining staff by better laying a network of business offices across the nation.

Moreover, the Company made use of resources it has built up through providing human resources outsourcing solutions and launched a new business by Fullcast Telemarketing Co., Ltd. in cooperation with the Hikari Tsushin group. At the same time, it turned Amusecast Co., Ltd. into a wholly owned subsidiary, which specializes in human resources providing services geared toward the amusement segment, while establishing Fullcast Finance Co., Ltd. On top of these, the Company also turned Human Resources Institute, Inc. into another wholly owned subsidiary, which allowed us to bolster our services for white-collar workers and make inroads into the outplacement segment as well. Thereby, we were able to expand the size and scope of business activities as a company which provides comprehensive human resources outsourcing solutions.

As we turned Human Resources Institute into a wholly owned subsidiary (the deemed date of acquisition: March 31, 2005), we posted an extraordinary loss of 525 million yen resulting from amortization of consolidation adjustment account.

As a result, net sales rose 43.9 percent from the same time last year to 32,490 million yen, operating income increased 23.9 percent to 1,975 million yen, and net income fell 36.7 percent to 567 million yen in the first half of the fiscal year in review.

2) Operating highlight in the first half by business segment

Spot Business

(Millions of yen)

	2005 (Six months ended March 31)	2004 (Six months ended March 31)	YoY change
Sales to external customers	21,309	13,779	54.6%
Inter-segment	176	143	22.1%
Total sales	21,485	13,923	54.3%
Operating income	1,712	1,487	15.1%
Operating income ratio	8.0%	10.7%	–

In the Spot Business segment in response to strong clients' needs, we aggressively set up new business offices across the nation from the start of the period, thereby promoting share-boosting strategies in the period in review. The number of business offices at the end of the first half of the fiscal year in review stood at 338 across the nation (up 211 from the same period last year).*

Thanks to such aggressive placement of business offices, orders increased not only from the existing client companies centered on the logistics and warehouse industries, but from those operating on a nationwide scale in the service industries, such as event management, sales promotion, or food, as well. Furthermore, we received an increasing number of orders also from companies involved in the amusement segment, which is a business realm covered by Apayours Co., Ltd. that became our wholly owned subsidiary last year.

In addition, the number of companies using the high-quality solutions unique to the Group, which are designed to increase efficiency through qualitative improvement of business activities, rose as well, while the Japanese version of the professional employer organization (PEO) handled by Fullcast Office Support Co., Ltd., has been expanding steadily.

In terms of the selling, general and administrative expenses (SG&A) though we strove to reduce it more vigorously than before, personnel expenses increased as we actively placed new business offices and hired staff.

At present, our recruitment efforts were rather diffused, resulting in somewhat less appealing as there is an upsurge in informational magazines or job offering sites on the Web. As a result, it is difficult to gain staff. For this reason, the Group has made effective use of information technology to hire staff efficiently, strove to reduce the unit cost of hiring registered staff, and improved name recognition of the Group by acquiring name rights to Fullcast Stadium Miyagi and other measures in a bid to ensure staff and cut the unit cost of recruitment.

As a result, segment sales increased 54.3% from a year earlier to 21,485 million yen and operating income increased 15.1% to 1,712 million yen.

Note: The high-quality solution can be defined as a new style of outsourcing aimed at improving productivity of a company by involving ourselves into improving work efficiency as well.

The Japanese version of professional employer organization (PEO) is a business model, which is based on expertise on dispatching manpower, outplacement or providing outsourcing services the Company has. In the United States, PEO has been established as an employment system. The Company adapted it to the Japanese actual business climate in compliance with the relevant laws and regulations.

* *(Reference: Breakdown of the offices newly opened/consolidated in the first half of the fiscal year 2005)*

	First quarter			Second quarter			Number of business offices in period in review	Year-on-year change
	Newly opened	Consolidated	Net increase	Newly opened	Consolidated	Net increase		
Fullcast	54	6	48	17	3	14	277	Up 155
Fullcast Office Support	3	0	3	2	0	2	12	Up 7
Apayours	11	0	11	1	0	1	41	Up 41
Amusecast	1	0	1	0	0	0	1	Up 1
Human Resources Research Institute	–	–	–	–	–	–	7	Up 7
Total	69	6	63	20	3	17	338	Up 211

Factory Business

(Millions of yen)

	2005 (Six months ended March 31)	2004 (Six months ended March 31)	YoY change
Sales to external customers	7,129	5,894	20.9%
Inter-segment	9	25	-66.5%
Total sales	7,138	5,920	20.6%
Operating income	279	285	-2.5%
Operating income ratio	3.9%	4.8%	–

In the Factory Business segment net sales by Fullcast Central Co., Ltd., a specialist company that provides production line work for the automotive industry, increased steadily. As opposed to this, performance by Fullcast Factory Co., Ltd., which provides production line work for other industries than the automotive one, had a considerable adverse effect on income because orders for large-scale projects by digital consumer electronics suppliers fell and the percentage of small projects rose though it shifted personnel in the segment over to the machinery or food segments.

In terms of SG&A, as the situation surrounding employment improved, it became increasingly difficult to hire staff, which resulted in increasing the cost of recruitment to ensure them.

As a result, net sales rose 20.6 percent from the same period last year to 7,138 million yen with operating income falling 2.5 percent over the prior year to 279 million yen in the period in review.

The number of business offices at the end of the first half of the fiscal year in review totaled 43 across the nations (up 3 from the same period last year), 20 by Fullcast Factory (up 3) and 23 by Fullcast Central (up 6).

Technology Business

(Millions of yen)

	2005 (Six months ended March 31)	2004 (Six months ended March 31)	YoY change
Sales to external customers	3,536	2,677	32.0%
Inter-segment	1	41	-96.6%
Total sales	3,537	2,718	30.1%
Operating income	181	89	101.9%
Operating income ratio	5.1%	3.3%	–

In the IT and electronics industries, although there are moves to restrain production among some players due to the business climate change in the digital consumer electronics industry, they continued to invest in research and development, which expanded the demand for dispatched technical experts and engineers to be assigned to design and development. As a result, the utilization rate of technical experts/engineers in the period in review continued to be high from the prior year, standing at 96.5 percent. In addition, as a result of beefing up technical experts/engineers to be assigned to design/development jobs, thereby enhancing our positioning as a technical outsourcer, high-level technical expertise of our staff was highly evaluated by client companies. This in turn contributed to raising the average unit price of contract.

As a result, net sales rose 30.1 percent from the same period last year to 3,537 million yen with operating income rising 101.9 percent from a year earlier to 181 million yen in the segment.

*Figures for the first half of fiscal year 2004 ended March are rounded down to the nearest million yen. Figures for the first half of fiscal year 2005 ended March are rounded off to the nearest million yen.

(2) Business Results Highlights for the Second Quarter of the Fiscal Year Ending September 30, 2005

Second quarter ended March 31, 2005 (January 1, 2005 – March 31, 2005)
Second quarter ended March 31, 2004 (January 1, 2004 – March 31, 2004)

1) Consolidated

(Millions of yen)

	2005	2004	YoY change
Net sales	16,217	11,331	43.1%
Operating income	1,351	781	73.0%
Ordinary income	1,356	791	71.5%
Current net income	204	479	-57.6%
Current net income per share	¥744.87	¥3,606.94	–

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis. Current net income per share for the second quarter of the fiscal year ended March 31, 2004 was calculated on the assumption that the stock split was carried out at the beginning of the period.

2) By business segment

Spot Business

(Millions of yen)

	2005	2004	YoY change
Sales to external customers	10,459	6,770	54.5%
Inter-segment sales	90	88	1.3%
Total sales	10,550	6,859	53.8%
Operating income	1,059	693	52.8%
Operating income ratio	10.0%	10.1%	–

Factory Business

(Millions of yen)

	2005	2004	YoY change
Sales to external customers	3,663	2,996	22.3%
Inter-segment sales	5	10	-50.9%
Total sales	3,668	3,006	22.0%
Operating income	221	147	20.6%
Operating income ratio	6.0%	4.9%	–

Technology Business

(Millions of yen)

	2005	2004	YoY change
Sales to external customers	1,777	1,444	23.0%
Inter-segment sales	0	41	-98.8%
Total sales	1,778	1,485	19.7%
Operating income	130	78	17.1%
Operating income ratio	7.3%	5.3%	–

(3) Outlook for the September 2005 Fiscal Year

Projected consolidated business results for the fiscal year ending September 2005 and current status
(October 1, 2004 – September 30, 2005)

(Millions of yen)

	First half (actual)	Projection for the first half	Rate of progress	projection for full year	Rate of progress
Net sales	32,490	32,730	99.3%	71,820	45.2%
Ordinary income	2,013	1,980	101.7%	4,780	42.1%
Current net income	567	540	104.9%	2,100	27.0%

Reference: Estimated current net income per share (full year): 7,683.52 yen

Reference: Changes in consolidated operating results for the fiscal year ended September 30, 2004

(Millions of yen)

	First quarter (Oct. 2003- Dec. 2003)	Second quarter (Jan. 2004- Mar. 2004)	Third quarter (Apr. 2004- Jun. 2004)	Fourth quarter (Jul. 2004- Sep. 2004)	Full year (Oct. 2003- Sep. 2004)
Net sales	11,249	11,331	12,287	14,819	49,688
Ordinary income	821	791	549	1,131	3,292
Current net income	415	479	-50	666	1,511
Contribution to net sales (full-year)	22.7%	22.8%	24.7%	29.8%	—

For the fiscal year ending September 2005, Fullcast is forecasting net sales of 71,820 million yen, up 44.5 percent from the same period last year, ordinary income of 4,780 million yen, up 45.2 percent, and current net income of 2,100 million yen, up 38.9 percent. Given that the trends in order receiving move steadily, we make no changes to the projection we announced on February 7, 2005.

At present as the profit-earning structure or patterns of employment of companies have changed, moves to reduce personnel expenses or SG&A will likely continue. As a result, use of human resources outsourcing services, which help companies streamline their business management, can be expected to keep growing. Furthermore, the client's needs for outsourcing of labor have diversified; thus, we are called on to expand high-quality and versatile services.

Given these circumstances, in the first half of the fiscal year in review, we actively placed new business offices to quickly prepare the service system throughout the nation and promoted M&A, thereby expanding the size and scope of business as a company which provides comprehensive human resources outsourcing solutions. Through these efforts, we strove to meet the needs for outsourcing of labor in all the stages of a business cycle by client companies. Fullcast intends to continue to launch new businesses through M&A strategy or forming a business alliance in a bid to respond to the client company's needs readily. Furthermore, as the number of affiliates of the group has risen, we established the Group Sales Promotion Department with a view to taking advantage of synergies from the Group, while bolstering the sales system of the Group as a whole to increase orders in each business segment.

The outlook by business segment is as follows:

1) Spot Business

In the Spot Business segment, business offices we set up in the first half of the fiscal year will likely contribute to boosting profits, while thanks to larger number of business offices in place across the nation, orders from the existing client companies operating on a nationwide scale can be expected to increase.

In addition, the Company will bolster the business administration system for sales activities through organizational changes effective as of May 1, 2005 and establish the system to support branch offices, thereby making available the organizational structure equipped with both effectiveness and mobility to respond to the client company's needs readily. This should in turn contribute to improving business performance.

By type of industry, orders from the amusement industry through Apayours and Amusecast can be expected to grow further, while those not only from the logistics/warehouse industries, but from the service industries engaged in event management, sales promotion and food business, can also be expected to continue to increase.

As regards the three companies which became our wholly owned subsidiaries, such as Apayours Co., Ltd., Amusecast Co., Ltd., and Human Resources Institute, Inc., the Group is in the middle of stepping up sales to expand the client base, introducing the system, or reviewing the cost structure, thereby reconstructing their profit-earning structure.

Meanwhile, the Group continues to focus on recruitment by making use of information technology, including the Web or mobile devices, in an attempt to reduce the unit cost of hiring registered staff, while taking advantage of its improved name recognition attributable to the acquisition of naming rights in hiring activities to promote employment strategies featuring greater attractiveness. While an environment surrounding recruitment has become increasingly tough, we intend to provide registered staff members with better welfare programs to enhance the appeal of working for the Group and increase the times of assigning them to jobs as well.

2) Factory Business

In the Factory Business segment though there is uncertainty as to orders from clients in the IT/electronics industries, where some changes are occurring, thanks to the production trends among those in the automotive industry, which remains strong, we intend to boost our business performance steadily.

3) Technology Business

In the Technology Business segment orders for dispatched technical experts and engineers to development/design departments in the IT/electronics industries will likely continue to grow steadily, serving as the driving force in boosting the Group's operating results. In addition, the Company is expanding its training program to nurture Chinese-Japanese bilingual engineers in China in a bid to strengthen the system to meet the demand for dispatched engineers.

Furthermore, Fullcast considers that not only Fullcast Technology, but Fullcast Central will expand the unit to dispatch technical experts/engineers to the automotive segment, which can be expected to contribute to expanding profits.

Notes:

1. Comparisons with previous-year figures and planned figures are computed as follows:

   Previous-year comparisons = (This fiscal year figure – prior fiscal year figure)／Prior fiscal year figure × 100

2. Estimated current net income per share = Forecast for current net income applicable to common stock／Estimated number of common stocks outstanding during the fiscal year ending September 30, 2005

Reference

State of Capital Investment

(Unit: Millions of yen)

Investment	Capital investment for the 1st half of FY2005 ending Sept. 30, 2005 Actual	Capital investment for the 2nd half of FY2005 ending Sept. 30, 2005 Projection	Capital investment for the fiscal year ending Sept. 30, 2005 Projection	Capital investment for the fiscal year ended Sept. 30, 2004 Actual	Main facilities
	Amount invested	Amount invested (estimate)	Amount invested (revised estimate) *	Amount invested	
Software	61	90	151	298	Development of items incidental to a new mission-critical system
Others (ex. tools, instruments, fixtures)	238	64	302	398	Purchase of equipment, supplies and PCs for newly opened offices, and others
Total	299	154	453	696	–

* As to the projection of the capital investment for the fiscal year ending Sept. 30, 2005, its estimate at beginning of period has been revised in accordance with the actual result for the first half of the fiscal year.

Investment	Capital investment for the fiscal year ending Sept. 30, 2005 Projection	Capital investment for the fiscal year ending Sept. 30, 2005 Projection	Amount increased
	Amount invested (revised estimate)	Amount invested (estimate at beginning of period)	
Software	151	132	19
Others (ex. tools, instruments, fixtures)	302	296	6
Total	453	429	24

Reference

Changes in Business Results (Consolidated)

1. Changes in profit and loss

(Monetary unit: Millions of yen, YoY change: %)

	September 2005 fiscal year				September 2004 fiscal year		September 2003 fiscal year	
	First half	YoY change	Full year projection	YoY change	First half	Full year	First half	Full year
Net sales	32,490	43.9	71,820	44.5	22,580	49,688	18,717	37,945
Cost of sales	23,222	44.3	–	–	16,091	35,569	13,243	26,946
Gross income on sales	9,269	42.8	–	–	6,489	14,118	5,474	10,998
SG&A expense	7,294	49.0	–	–	4,894	10,863	4,243	8,543
Operating income	1,975	23.9	4,840	48.7	1,594	3,255	1,230	2,455
Non-operating income	115	41.4	–	–	81	187	138	263
Non-operating expenditure	76	20.9	–	–	62	150	72	160
Ordinary income	2,013	24.9	4,780	45.2	1,612	3,292	1,296	2,558
Extraordinary income	60	55.9	–	–	38	36	11	166
Extraordinary loss	579	5,378.4	–	–	10	363	88	173
Net income before taxes for current fiscal year	1,494	-8.9	–	–	1,640	2,966	1,219	2,552
Corporate taxes (incl. other adjustments)	859	20.2	–	–	715	1,345	638	1,272
Minor shareholders' interests	68	126.9	–	–	29	109	40	83
Current net income	567	-36.7	2,100	38.9	895	1,511	540	1,196
Contributing ratio of current net income (%)	27.0	–	–	–	59.2	–	45.1	–

2. Changes in ratio to net sales

(Unit: %)

	September 2005 fiscal year		September 2004 fiscal year		September 2003 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Cost of sales	71.5	–	71.3	71.6	70.8	71.0
Gross income on sales	28.5	–	28.7	28.4	29.2	29.0
SG&A expense	22.4	–	21.7	21.9	22.6	22.5
Operating income	6.1	6.7	7.0	6.5	6.6	6.5
Ordinary income	6.2	6.7	7.1	6.6	6.9	6.8
Current net income	1.7	2.9	4.0	3.1	2.9	3.1

3. Changes in consolidated/non-consolidated ratio

(Unit: %)

	September 2005 fiscal year		September 2004 fiscal year		September 2003 fiscal year	
	First half	Full year projection	First half	Full year	First half	Full year
Net sales	1.8	1.8	1.7	1.7	1.7	1.7
Operating income	1.6	1.6	1.4	1.5	1.4	1.5
Ordinary income	1.5	1.5	1.4	1.5	1.4	1.4
Current net income	0.8	1.1	1.3	1.2	1.3	1.3

Reference

Quarterly Results of Operations (Consolidated)

Fiscal year ending September 2005

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Full year Ending Sep. 2005
	Oct. – Dec. 2004	Jan. – Mar. 2005	Apr. – June 2005	July – Sep. 2005	
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	16,273	16,217	–	–	32,490
Gross profit	4,551	4,717	–	–	9,269
Operating income	624	1,351	–	–	1,975
Ordinary income	657	1,356	–	–	2,013
Income before income taxes and minority interests	677	818	–	–	1,494
Net income	363	204	–	–	567
	Yen	Yen	Yen	Yen	Yen
Net income per share	1,328.49	744.87	–	–	2,073.36
Diluted net income per share	–	–	–	–	–
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	20,242	21,251	–	–	21,251
Shareholders' equity	11,069	11,287	–	–	11,287
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	40,498.59	41,297.35	–	–	41,297.35
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-757	762	–	–	5
Cash flows from investing activities	-177	-714	–	–	-891
Cash flows from financing activities	727	-443	–	–	284
Cash and cash equivalents at end of period	5,882	5,487	–	–	5,487

Note: Diluted net income per share (for the 1st quarter) is not reported since there is no outstanding potential stock.

Fiscal year ended September 2004

	1st Quarter Oct. – Dec. 2003	2nd Quarter Jan. – Mar. 2004	3rd Quarter Apr. – June 2004	4th Quarter July – Sep. 2004	Full year Ending Sep. 2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Net sales	11,249	11,331	12,287	14,819	49,688
Gross profit	3,224	3,265	3,366	4,263	14,118
Operating income	813	781	560	1,100	3,255
Ordinary income	821	791	549	1,131	3,292
Income before income taxes and minority interests	824	815	223	1,102	2,966
Net income	415	479	-50	666	1,511
	Yen	Yen	Yen	Yen	Yen
Net income per share	3,132.34	3,606.94	-184.43	2,438.59	5,603.88
Diluted net income per share	3,124.52	3,592.60	–	–	5,578.67
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Total assets	15,689	16,649	18,193	19,461	19,461
Shareholders' equity	9,274	10,049	10,543	10,977	10,977
	Yen	Yen	Yen	Yen	Yen
Shareholders' equity per share	69,177.50	74,283.03	38,578.09	40,165.04	40,165.04
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities	-1,384	900	106	372	-5
Cash flows from investing activities	-187	-17	133	-3	-73
Cash flows from financing activities	1,158	-778	640	-3	1,016
Cash and cash equivalents at end of period	4,737	4,842	5,723	6,088	6,088

Note: Net income per share for the 1st quarter to 3rd quarter and diluted net income per share for the 1st quarter and 2nd quarter of the fiscal year ending September 30, 2004 is calculated on the assumption that stock split, which was implemented on November 20, 2003 (on a three-for-one stock split basis) and on May 20, 2004 (on a two-for-one stock split basis), was implemented at the beginning of the accounting period. Diluted net income per share for the 3rd quarter is not reported since there is no outstanding potential stock.

Reference

Changes in Quarterly Business Results by Business Segment

Fiscal year ending September 2005 (October 1, 2004 – September 30, 2005)
Fiscal year ended September 2004 (October 1, 2003 – September 30, 2004)

(Millions of yen)

Spot Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	10,850	10,459	–	–	21,309
	(2) Inter-segment sales or the amount of transfers	86	90	–	–	176
	Total	10,935	10,550	–	–	21,485
	Operating expenses	10,282	9,490	–	–	19,772
	Operating income or loss	653	1,059	–	–	1,712
	Operating income ratio	6.0%	10.0%	–	–	8.0%
Fiscal year ended September 2004	(1) Sales to external customers	7,009	6,770	7,498	9,536	30,814
	(2) Inter-segment sales or the amount of transfers	54	88	110	65	319
	Total	7,064	6,859	7,608	9,602	31,134
	Operating expenses	6,270	6,165	7,019	8,816	28,271
	Operating income or loss	794	693	589	786	2,863
	Operating income ratio	11.2%	10.1%	7.7%	8.2%	9.2%

Factory Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	3,465	3,663	–	–	7,129
	(2) Inter-segment sales or the amount of transfers	4	5	–	–	9
	Total	3,469	3,668	–	–	7,138
	Operating expenses	3,412	3,447	–	–	6,859
	Operating income or loss	58	221	–	–	279
	Operating income ratio	1.7%	6.0%	–	–	3.9%
Fiscal year ended September 2004	(1) Sales to external customers	2,898	2,996	3,043	3,296	12,234
	(2) Inter-segment sales or the amount of transfers	15	10	4	4	34
	Total	2,914	3,006	3,047	3,301	12,269
	Operating expenses	2,775	2,859	2,961	3,108	11,704
	Operating income or loss	138	147	85	193	564
	Operating income ratio	4.8%	4.9%	2.8%	5.8%	4.6%

Technology Business		1st quarter	2nd quarter	3rd quarter	4th quarter	Total
Fiscal year ending September 2005	(1) Sales to external customers	1,758	1,777	–	–	3,536
	(2) Inter-segment sales or the amount of transfers	1	0	–	–	1
	Total	1,759	1,778	–	–	3,537
	Operating expenses	1,708	1,648	–	–	3,356
	Operating income or loss	51	130	–	–	181
	Operating income ratio	2.9%	7.3%	–	–	5.1%
Fiscal year ended September 2004	(1) Sales to external customers	1,233	1,444	1,651	1,882	6,212
	(2) Inter-segment sales or the amount of transfers	–	41	8	3	52
	Total	1,233	1,485	1,660	1,885	6,264
	Operating expenses	1,222	1,407	1,608	1,702	5,940
	Operating income or loss	11	78	51	182	324
	Operating income ratio	0.9%	5.3%	3.1%	9.7%	5.2%

(4) Changes in Consolidated Financial Condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2005	21,251	11,287	53.1	41,297.35
First half ended March 2004	16,649	10,049	60.3	74,283.03

*As of November 20, 2003 we split common shares on a three-for-one-stock-split basis. And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis.

Consolidated cash flows

(Millions of yen)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
First half ended March 2005	5	-891	284	5,487
First half ended March 2004	-483	-204	379	4,842
(Reference)				
Second quarter ended March 2005	762	-714	-443	5,487
Second quarter ended March 2004	900	-17	-778	4,842

Changes in consolidated financial condition

At the end of the first half of the current accounting period, cash and cash equivalents totaled 5,487 million yen, 645 million yen more than the previous year.

Cash flows from operating activities

Net cash provided in operating activities in the first half of the current accounting period was 5 million yen, compared with 483 million yen used in the same time last year.

This was mainly due to the fact that while net income before income taxes and minority interests was 1,494 million yen and consolidated adjustable accounts as we fully owned Human Resources Research Institute, Inc. were 551 million yen, trade receivable increased 1,407 million yen (trade payable increased 47 million yen) and income tax paid was 659 million yen.

Cash flows from investing activities

Net cash used in investing activities was 891 million yen, compared with 204 million yen used in the previous year.

This was mainly due to the fact that expenditures incurred to acquire tangible fixed assets as we opened offices were 238 million yen and the payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation was 422 million yen.

Cash flows from financing activities

Net cash provided by financing activities was 284 million yen, compared with 379 million yen gained in the previous year.

The main reason was that while payments of dividends were 272 million yen, short-term borrowing decreased 660 million yen.

Trends in Cash Flow Indexes

	First half of FY2005	First half of FY2004 ended September 30, 2004	September 2004 fiscal year	September 2003 fiscal year	September 2002 fiscal year
Shareholders' equity (million yen)	11,287	10,049	10,977	8,719	7,443
Shareholders' equity ratio (%)	53.1	60.3	56.4	56.3	53.4
Interest coverage (times)	129.3	94.8	101.1	47.3	19.0
Dead equity ratio (%)	28.8	18.0	24.2	18.2	45.1
Number of debt redemption years	4.8	2.7	1.4	0.7	6.4

Shareholders' equity ratio: net assets ÷ gross assets
Interest coverage: (operating income + interest earned + dividend received) ÷ interest paid
Dead equity ratio: interest-bearing debt ÷ net assets
Number of debt redemption years: interest-bearing debt ÷ operating cash flow (before interest and corporate taxes, etc.)

Notes:

1. Each index is calculated based upon consolidated financial figures.
2. For interest payment, the amount of interest paid in the consolidated cash flow statement is used.
3. All the debts added upon in the consolidated balance sheet are included in interest-bearing debt.
4. For operating cash flows (before interest and corporate taxes, etc.), cash flows (before interest and corporate taxes, etc.) from operating activities in the consolidated cash flow statement are used.

Reference

Explanation of Balance Sheet (Consolidated)

The following changes are in comparison with the end of the previous fiscal year ended September 30, 2004.

1. Assets (up ¥1,789 million)

(1) Current assets (up ¥1,553 million)

Notes and accounts receivable trade	Up ¥1,755 million	Affects under consolidation, increase in sales
Securities	Down ¥500 million	Affects individually, termination of MMF/FFF

(2) Fixed assets (up ¥236 million)

Tangible fixed assets	Up ¥114 million	Affects individually, acquisition of tools and equipments accompanying office opening
Intangible fixed assets	Down ¥56 million	Affects individually, amortization of software
Investment and other assets	Up ¥178 million	Affects individually, increase in net unrealized holding gains on securities

2. Liabilities (up ¥1,420 million)

(1) Current liabilities (up ¥1,423 million)

Short-term borrowing	Up ¥688 million	Affects individually, new borrowing
Accrued expenses payable	Up ¥325 million	Affects under consolidation, increase in accrued salaries for employees/staffs
Accrued consumption tax, etc.	Up ¥310 million	Affects under consolidation

(2) Fixed liabilities (down ¥4 million)

Long-term loans payable	Down ¥49 million	Affects individually, repayment of loans
Allowance for employee	Up ¥29 million	Affects both (under consolidation, individually)

3. Capital stock (up ¥309 million)

Capital surplus reserve	Up ¥293 million	Affects both (under consolidation, individually)

2. Corporate Group

The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is primarily engaged in providing short-term projects required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical works. Other major activities include the provision of factory workers and engineers and other technicians.
The Group, which is composed of the parent company and affiliated companies, is a comprehensive human resources solution provider. The Group is engaged primarily in providing the short-term staffing services required during busy periods and to match fluctuations in work volume at client companies in areas such as logistics, events and clerical words. Other major activities include the provision of factory workers and engineers and other technicians.

A breakdown of companies and activities by business segment is as follows.

Overview of business segments

Segment	Group company	Business activities
Spot Business (Short-term Contractual Workers Services)	Fullcast Co., Ltd.	Provides services, on a short-term basis, as required by clients by providing them with additional work force primarily for blue-collar positions during busy periods, giving them the flexibility to quickly adapt to fluctuations in work volume.
	Fullcast Office Support Co., Ltd.	Specializes in staffing for clerical work, call center positions, sales promotion activities and a variety of office positions.
	Apayours Co., Ltd.	Offers staffing primarily for pachinko parlors and for sales promotion and various events on a short-term basis.
	Amusecast Co., Ltd.	Offers staffing primarily for pachinko parlors and for other workplaces in the amusement industry on a short-term basis.
	Human Resources Research Institute, Inc.	Provides comprehensive human resources outsourcing solutions through manpower dispatching, outplacement, skilled personnel recruitment, and employment support for graduates
Factory Business (Staffing Services for Production Line Work)	Fullcast Factory Co., Ltd.	Offers staffing for production line work. Most services are extended to manufacturers in the fields such as seafood and food processing, machinery, electrical machinery, precision devices, chemicals and rubber, textiles and pulp, automobiles and other transportation equipment and steel and other metals.
	Fullcast Central Co., Ltd.	Established in April 2002 by Fullcast, Toyota Group member Central Auto Co., Ltd. and Daisho Industry Co., Ltd. as a specialist in the provision of workers for automotive plants. Fullcast's ownership is 55.6%.
Technology Business (Technical/Engineer Staffing Services)	Fullcast Technology Co., Ltd.	Provides engineering-based contractual service and engineer dispatching service, primarily serving the semiconductor industry, mainly providing production facility workers and hardware/software development engineers as well as system development and consulting services to increase the efficiency of logistics systems and other tasks. Fullcast's ownership is 85.6%.
Other Business	Fullcast Telemarketing Co., Ltd.	Operates call centers. Established in September 2004 by Fullcast and Hikari Tsushin Group and started operation from October 2004. Fullcast's ownership is 51.0%.
	Fullcast Finance Co., Ltd.	Operates the credit card business. Promotes welfare of the registered staff.
	Fullcast Sports Co., Ltd.	Extends agency services centering on the management of soccer players and their transfers to other teams.

A flowchart of business activities is shown below:


Individuals seeking jobs
Spot Business
Registration and work category request
Human Resources Research Institute, Inc.
Contractual clerical workers services
Registration and work category request
Fullcast Office Support Co., Ltd.
Contractual clerical workers services
Outsourcing contracts
Registration and work category request
Fullcast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Registration and work category request
Apayours Co., Ltd.
Short-term contractual workers services
Registration and work category request
Amusecast Co., Ltd.
Short-term contractual workers services
Outsourcing contracts
Factory Business
Fullcast Factory Co., Ltd.
Registration and work category request
Personnel outsourcing services for production line work
Fullcast Central Co., Ltd.
Registration and work category request
Personnel outsourcing services for production line work for automobile
System development and maintenance
Technology Business
Fullcast Technology Co., Ltd.
Hired as technical staff
Technical / engineer staffing services
Fullcast Central Co., Ltd.
Hired as technical staff
Technical / engineer staffing services for automobile
Other Business
Fullcast Co., Ltd.
Franchise restaurant and bar management and personnel training and outsourcing for other franchisees
Fullcast Telemarketing Co., Ltd.
Registration and work category request
Telemarketing services
Fullcast Sports Co., Ltd.
Agency services for professional athletes
Fullcast Finance Co., Ltd.
Neo Carrier Co., Ltd.
Help-wanted ads/marketing services
Clients

Notes:

1. Flowchart is current as of March 31, 2005.
2. ⟶ indicates transactions with companies outside the Group and - - -▶ indicates internal transactions, none of which are monetary transactions.
3. [solid box] indicates a consolidated subsidiary and [dashed box] indicates a company to which the equity method is applied.

Status of Affiliated Companies

Consolidated subsidiaries

As of March 31, 2005

Company	Location	Capital/ investment (mil. yen)	Major business activities	% of voting shares	Issues to be noted:
Fullcast Office Support Co., Ltd.	Shibuya-ward, Tokyo	40	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 3
Apayours Co., Ltd.	Oita City, Oita	220	Spot business and others	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Amusecast Co., Ltd.	Shinjuku-ward, Tokyo	50	Spot business and others	100.0	• Provides financial support (financing operating capital). • Interlocking directorates: 2
Human Resources Research Institute, Inc.	Chiyoda-ward, Tokyo	480	Spot business and others	100.0	• Provides financial support (financing operating capital).
Fullcast Factory Co., Ltd	Shibuya-ward, Tokyo	100	Factory business	100.0	• Places orders for jobs undertaken mutually with us. • Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 4
Fullcast Central Co., Ltd.	Shibuya-ward, Tokyo	90	Factory business Technology business	55.6	• Subleases part of the office we rent as office use. • Provides financial support (financing operating capital). • Interlocking directorates: 1
Fullcast Technology Co., Ltd.	Shibuya-ward, Tokyo	499	Technology business	85.6	• Places orders for jobs undertaken mutually with us. • Develop and maintain our core system. • Subleases part of the office we rent as office use. • Interlocking directorates: 2
Fullcast Telemarketing Co., Ltd.	Shinjuku-ward, Tokyo	90	Other business	51.0	• Provides financial support (financing operating capital). • Interlocking directorate: 3
Fullcast Finance, Co., Ltd.	Shibuya-ward, Tokyo	40	Other business	100.0	• Provides financial support (financing operating capital). • Interlocking directorate: 1
Fullcast Sports Co., Ltd.	Shibuya-ward, Tokyo	40	Other business	100.0	• Undertakes part of our advertisement activities. • Subleases part of the office we rent as office use. • Interlocking directorates: 2

Notes: 1) The "Major business activities" category follows the business segment classification.
2) "Interlocking directorates" include our operating officers.

Affiliate under equity method application

As of March 31, 2005

Company	Location	Capital/ investment (mil. yen)	Major business activities	% of voting shares	Issues to be noted:
Neo Career Co., Ltd.	Shibuya-ward, Tokyo	37	Other business	33.8	—

3. Management Policies

(1) Fundamental Management Policies

The fundamental philosophy of the Group is "to contribute to society by providing employment opportunities that place importance on helping people grow and develop." The Group aims to remain an organization that can provide employment opportunities where people can shine in any stage of their lines. Another aim is maximizing corporate value.

To accomplish these goals, the Group is taking the following actions.

1) As the economy undergoes structural change and workers become more mobile, the Group is using human resources to meet the needs of all client companies while using the human resources business to supply as many motivated workers as possible.

2) As the leader in Japan's human resources industry, the Group will solidify its position as a human resources organization that can bring about change on a global scale. Furthermore, the Group will never become complacent, always retaining a willingness to take on new challenges.

(2) Fundamental Policy for Allocation of Earnings

As the nucleus of the Group, Fullcast Co., Ltd. places priority on strengthening its financial position and increasing retained earnings as well as returning earnings to shareholders so that they may own shares in the Company over the medium and long terms.

The Company also makes it a rule to determine the amount of a dividend with dividend payout ratio of 20% as standards through taking business performance into consideration, with stable payments of dividends in view.

Retained earnings will be used to enhance internal core systems, such as by developing IT systems that can further raise operating efficiency and through opening new offices or recruiting and training employees, for the purpose of building a sounder operating base.

The Projected annual dividend per share for fiscal year ending September 30, 2005 will be 2,000 yen, which consists of an interim dividend of 1,000 yen and a final dividend of 1,000 yen.

*For this fiscal year ended September 30, 2004, a three-for-one-stock-split and a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

Dividend payout ratio for the past 3 years

Fiscal term	FY2004 ended September 2004	FY2003 ended September 2003	FY2002 ended September 2002
Dividend Ratio (%)	41.2	23.9	44.2

(3) Policy Regarding Reduction in Investment Unit

Fullcast Co., Ltd. regards increasing the liquidity of its stock and attracting a broader range of investors as important issues with regard to its capital policy. Any decision involving a reduction in the investment unit will made in the best interests of shareholders, and will be based on operating results and market conditions, as well as a careful examination of benefits in relation to expenses.

In order to expand the base of individual investors, the split-up of common shares on a three-for-one-stock-split and on a two-for-one-stock-split were implemented as of November 20, 2003 and May 20, 2004, respectively.

(4) Medium- and Long-term Management Issues

Fullcast Co., Ltd. has developed the Group's medium- and long-term management plans applied for the fiscal year 2005 to 2007. By implementing the plans, we aim to achieve the consolidated net sales of exceeding 100 billion yen, the group operating profit of 8,900 million yen, and 20% or more ROE at the end of the fiscal year to be ended September 2007 when the mid-term- and long-term business plans will be finished.

The group plans to promote the strategy that foresees the future needs, by dealing with changes in the market flexibly, and to always promote new business operations positively by expanding the existing business operations.

In concrete terms, as we position the short-term human resource service business as the core business, we expand business operated by subsidiaries such as technical/engineer staffing services, personnel outsourcing services for production line work and contractual and dispatching clerical workers services as well as organically consolidate the entire group including the new business operations.

Also, we are determined to raise the company value for the entire group by proceeding with the M&A strategies and new business and by expanding the business sections to bring about synergy effects on the existing business.

The Group will meet all human resource-outsourcing needs that occur at every stage of the business cycles of its client companies. More than merely an outsourcing service contractor, the Group is working aggressively to build a framework that can supply "one-stop total solutions" that help maximize the performance of each client company. Building such a framework is how the Group plans to support growth over the medium and long terms.

To this end, the Group is taking the following actions.

1) Improving the customer satisfaction
2) Expanding upon the menu of human resources services
3) Promoting M&A strategies
4) Improving the ability of staff and employees by education and training
5) Promoting effective systemization that deals with expansion of the business scale and sections
6) Enhancing the Group's corporate image and awareness of the Fullcast name and promoting strategies to gain human resources.
7) Bolster the sales force of the group through concerted efforts
8) Efficient financial strategy

(5) Fundamental Position Regarding Corporate Governance and CSR (corporate social responsibility)

The Group's fundamental policy regarding corporate governance is that governance should be conducted for the purpose of ensuring the transparency and efficiency of management from the standpoint of shareholders and all other stakeholders. In addition, we will be fully committed to a thorough corporate governance, sincere response to customers, and environmentally friendly activities as part of our CSR-related activities.

To carry out a thorough corporate governance and to create a system better able to adapt to changes now taking place in the operating environment, the corporate officer system has been adopted. Under this system, the directors are responsible for the oversight of the execution of business operations and decisions involving important management issues. Corporate officers are responsible for the execution of business operations. To strengthen the supervisory function for business execution and increase the transparency of management, one external director has been elected.

In order to promote the transparency of the Company's operations, we stepped up investor relations activities by holding an explanatory meeting targeting the press and analysts on a quarterly basis, as well as by posting the disclosed information on our web site in a bid to make a disclosure of our business activities in a fair and timely manner. To assure this, we disclose the information based on the quality management system of ISO9001on a timely basis. The Group strives to disclose information by maintaining information dissemination methods that can accurately convey information to not only domestic but also overseas investors. Through this stance, the Group aims to rank first in terms of disclosure activities within its industry.

In addition, we set a department in fiscal 2003 that is exclusively engaged in customer satisfaction activities under the direct control of the president to improve satisfaction of both customers and staff members.

(6) Status and Actions of Corporate Governance and CSR

Fullcast Co., Ltd. holds meetings of the board of directors twice each month and the corporate officers committee weekly to facilitate speedy decision-making. This system allows the Group to respond with agility to changes in the operating environment. In addition, the management committee made up of the representatives of all Group companies is held monthly to promote the exchange of information and ensure that all companies are operating in line with a single strategy.

To improve the Group's corporate governance, Sumio Sano was elected as an external director. Mr. Sano is a Sony Corporation advisor who has considerable experience in corporate governance.

The board of auditors is responsible for auditing corporate activities. There are three corporate auditors. Each one comes from outside the Group, having never served as a director, manager or in any other capacity at Fullcast Co., Ltd. or a subsidiary.

Apart from the audit system, we set an internal audit department under the direct control of the president to conduct an audit of Fullcast Co., Ltd. and the Group companies in order to maintain sound business operations.


Stockholders' Meeting
Board of Directors
(7 directors, 1 external director)
Board of Auditors
(3 auditors, 3 external corporate auditors)
President and CEO
Internal Audit Department
Management Committee
Corporate Officers Committee (7 corporate officers)

*Interlocking directorates: 3

(As of March 31, 2005)

Our external director and three external auditors own shares in the Company as given below:

(As of March 31, 2005)

Position	Name	Number of shares
External director	Sumio Sano	60
Statutory auditor	Kouji Sasaki	96
Auditor	Yutaka Onda	30
Auditor	Teruho Tougo	36

One of the Group members, Fullcast Central, obtained ISO14001, the international standards for the environmental management system, for the first time as a specialist company that provides production line work for the automotive industry. The Group will further continue environmental efforts in the future.

Furthermore, to cope with the Personal Information Protection Act, which has taken effect since April 2005, and manage information on clients safely and securely, the Group is working on acquiring the Information Security Management System (ISMS) certificate, international standards for managing corporate information.

(7) Key Management Issues

Growth in the scale of the market will not be the only change taking place in the human resources market. The Group also foresees a number of qualitative changes such as increasing diversification, sophistication and specialization, all against a backdrop of rapid advances in information and communications technology.

The Group expects that lifting on ban on dispatching workers in the manufacturing business by the revised Worker Dispatch Law implemented on March 1, 2004 will expand outsourcing demands for blue-color workers and will accelerate the further growth of the market.

The Group must respond to these changes in a flexible manner while implementing strategies that anticipate future needs. To accomplish this, the Group will constantly seek new opportunities while expanding its existing business activities.

In concrete terms, the Group will build on its short-term human resource service business by using subsidiaries to expand operating bases in market sectors such as Technical/engineer staffing services, staffing services for production line work and contractual and dispatching clerical workers services. At the same time, efforts will focus on seamlessly linking the entire Group, including all new businesses.

Furthermore, the Group will promote M&A strategies and new business operations with the goal of maximizing the corporate value of the entire Group.

We will address the following issues by each business section:

Spot business
1) Enhance services with high-added value that satisfactorily meet the needs of client customers and expand office networks
2) Strengthen staff recruiting activities and increase the stability of the work force
3) Promote efficiency of business operations and restrain selling and administrative expenses
4) Expand industries to serve

Factory business
1) Improve flexibility in the order receiving system for both outsourcing and dispatching that meets the needs of client customers.
2) Grow human resources that ensure to satisfy the sophisticating needs of client customers
3) Provide business operations with high performance that brings about merits to client customers

Technology business
1) Improve the training to engineers
2) Acquire human resources from abroad
3) Increase engineers for development in the electronics and semiconductor sections
4) Expand technical experts/engineers in technical fields other than electronics and semiconductors

(8) Important Business Matters (outline of the matters that were decided and/or occurred) and Progress

1) Establishment of Fullcast Finance Co., Ltd.

Fullcast Co., Ltd. established Fullcast Finance Co., Ltd. for the purpose of improving welfare programs for its registered staff members. We will promote the Group's credit business, thereby making registered staffs take root and promoting efforts to gain new staff members.

<Overview of the new company>

Business	Credit business
Date of Establishment	October 1, 2004
Capital	40 million yen
Accounting term	September 30
Representative	President Takehito Hirano

2) Wholly owning of Amuse Cast Co., Ltd.

Fullcast Co., Ltd. bought 100% shares in Amuse Cast Co., Ltd., thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.

Amuse Cast provides the pachinko parlor industry in the Tokyo/Yokohama region with human resources outsourcing services. Thanks to synergetic effects from Apayours Co., Ltd., an affiliate of the Group which provides the same type of services primarily in the Kyushu region, we will step up services in the amusement business segment.

<Overview of the company>

Business	Human resources outsourcing business
Capital	50 million yen
Accounting term	September 30
Representative	President Yutaka Kubo
Date of stock acquisition	October 1, 2004

3) Wholly owning Human Resources Research Institute, Inc. (HRI)

Fullcast Co., Ltd. bought 100% shares in Human Resources Research Institute, Inc. (HRI), thereby turning it into a wholly owned subsidiary with a view to improving human resources outsourcing services and expanding business content further.

HRI offers multiple human resources services ranging from dispatching temporary staffs to outplacement and placement services primarily to the financial and securities segments or government and other public offices. With HRI being our wholly owned subsidiary, we have bolstered the business of providing human resources outsourcing services for white-collar work and made inroads into the outplacement business segment. Thereby, we intend to enhance the Group's value as a general human resources outsourcing company further.

<Overview of the company>

Business	Manpower dispatching services, outplacement services and placement business
Capital	480 million yen
Accounting term	September 30 (Changed to March 31 as of April 1, 2005)
Representative	President Kazuki Sakamaki (Assumed the post through a personnel change as of April 1, 2005)
Date of stock acquisition	January 27, 2005
Deemed date of acquisition	March 31, 2005

4) Acquisition of the naming rights of the Miyagi Prefectural Stadium

The Company acquired the naming rights of the Miyagi Prefectural Stadium as part of efforts to strengthen the brand of the Group and improving corporate image, thereby stepping up the ability to hire staffs of the respective affiliates of the Group.

<Basic data>

Name	FULLCAST STADIUM Miyagi
Term of contract	3 years
Amount of contract	200 million yen
Contract start date	March 20, 2005

(9) Business risks and others

The matters that can be risk factors for the Group to operate are given below. From the standpoint of disclosing information proactively to investors, they include those deemed significant for investors to decide if he/she invests or understand the Group's business activities, even they are not supposed to fall under ordinary business risks. The Group intends to recognize the potential risks and do its utmost to avoid or deal with any risk should it arise. The following matters include future risk factors, but are based upon a judgement made by the Company's management as of the date of reporting these financial statements and the business risks and others are not limited to these.

1) *Ensuring staffs*

The young population in Japan has been declining due to the falling birthrate and the declining number of births since the mid-1980s, and this trend will likely continue according to forecasts by National Institute on Population and Social Security Research under the Ministry of Health, Labour and Welfare, and others. In the Spot Business, which is the nucleus of the Group's business, the majority of staffs are in the young age bracket ranging from the late teens to the twenties. Given this, the declining young population would make it difficult for the Group to ensure human resources it needs. In consequence, it could have an adverse effect on the Group's business performance. To cope with the decrease in the young population, we promote job offers on the Internet or via mobile devices to increase efficiency in ensuring staffs. In this regard, pay raises or an increase in advertising expenses to promote efforts to ensure staffs may have an adverse effect on the Group's business performance.

In addition, due to relatively low entry barriers, which is peculiar to the industry to which the Group belongs, or intensifying competition, there is a likelihood that competition to gain staffs will become fierce in the future. As a result, the Group may not be able to ensure an adequate number of staffs it needs, which results in preventing it from meeting the goals spelled out under the Group's business plan.

On top of these, those in the young age bracket ranging from the late teens to the twenties, which comprise the backbone of the Group's staffs, are the generation which is sensitive to a corporate image. Thus, the Company considers it important to establish a corporate brand which will be supported by this generation in order to enclose excellent human resources. The Group carries out strategies to improve its corporate image through business activities by companies, such as Fullcast Sports Co., Ltd., but whether it proves effective or not is uncertain. Thus, it is possible that we will be unable to ensure adequate staff members we need.

Under an organizational change effective on October 1, 2004, the Group set up the Staff Recruiting Strategy Office directly under the supervision of the general manger of Sales to carry out effective recruiting activities, which appeal to the young generation; thereby stepping up efforts to hire staffs.

2) Ensuring employees and job retention

An average length of service of the Company's employees, excluding staff members, stands at 2 years and 8 months as of the end of March 2005. This can in part be attributed to a large number of those who leave the Company while it has increased those newly hired as its business has expanded rapidly. In order to cope with an external environment surrounding the Group where competition has intensified as a result of deregulation, it is important for the Company to improve human resources, i.e., employees other than registered staffs, as well.

On grounds that it is necessary to carry out business office-based hiring strategy to maintain the competitive edge, the Company has set up a large number of business offices in a short period of time. And how to maintain the quality of branch mangers and employees assigned to these offices has become one of the key issues. The Company intends to recruit excellent human resources actively and appoint them branch manager or assign them to each business office. However, should it be unable to ensure adequate human resources it requires, or human resources which are currently in service drain out, it could hamper such business office-based business strategy. As a result, it could do harm to the Group's business performance. In addition, if revenues or income plans were not achieved as expected under such business office-based hiring strategy, it could increase selling, general and administrative expenses, which could in turn have an adverse effect on the Group's bottom line.

Running the human resources outsourcing business can sharply be streamlined through building a sophisticated mission-critical system, and others, but it cannot replace human know-how completely. Thus, it is essential to ensure capable branch mangers and employees at each business office and retain them to expand our business in the future.

3) Management of database of client companies and staffs

In order to swiftly coordinate the most suitable staffs who meet the client company's needs and increase efficiency of staffing, the Group makes use of the business management information system FASE in managing staffs' work behavior or experience by type of job and information about client companies in the form of a database. Moreover, it takes care of billing to the client company or checks accounts receivable and others under FASE as well. In this way, the Group's business efficiency significantly depends on FASE. To provide against a failure of the server on which FASE runs, for instance, the Group has deployed two servers, which have the same function. However, due to disaster, such as an earthquake, and others, should any mechanical trouble occur, in which both two servers halt simultaneously and FASE stops running, it could prevent the Group from conducting business activities. In consequence, it could have a material impact on the Group's business performance.

The Group intends to continue investing in information technology, including upgrading FASE, as needed; thereby setting ourselves apart from the competition in terms of the cost and service. However, these investments will not necessarily lead to an increase in sales in the future. If they do not produce returns commensurate to them, it would not be able to recover funds invested.

As regards management of data stored in FASE, including personal information, the Group has set clear standards for handling it, tightened control of those authorized to access to such information, and stepped up internal audit in a bid to prevent illegal access to personal information and loss, damage, falsification or leakage thereof. Despite that, should any piece of information be leaked for some reason, the Group could lose confidence in society. In consequence, sales might decline or someone would make a claim for damages. And this could have an adverse effect on the Group's business performance.

4) Job-related accidents or trouble involved with staffs

In the event that a staff member dies, gets injured or sick while he/she is performing a task, or as a result of a task, the employer, that is, the Company would be obliged to award accident compensation in compliance with the Labor Standards Law, the Workmen's Accident Compensation Insurance Law and/or any other relevant law or ordinance.

From the standpoint of giving staffs primary safety and hygiene training thoroughly and preventing injury and sickness, the Company lends safety equipment, puts up a warning sign regarding work, or distribute written instructions in order to help them increase their awareness of safety. In addition, from the viewpoint of protecting workers, it has taken out voluntary accident insurance and general liability insurance on top of workmen's accident compensation insurance. In the event that a disaster occurs which exceeds the scope to be covered by these insurance policies, however, the Company would be liable for damages on grounds of noncompliance of obligation of security under the labor agreement (Article 415 of the Civil Code and others), unlawful responsibility (Article 709 of the Civil Code), and others.

Furthermore, when a staff member performs a task, due to an accident owing to an error by him/her, a breach of contract between a client company, or his/her illegal act, a lawsuit would be brought against the Company or any other claim could be made. The Company has the system available to cope with legal risk management by assigning the person in charge of legal affairs, but depending on the type of litigation or the amount of damages to be sought, it could have a material impact on its business performance.

5) Changes in legal restrictions

If any of the Labor Standards Law, the Worker Dispatch Law, the Workmen's Accident Compensation Insurance Law, the Health Insurance Law, the Welfare Pension Fund Law and any other relevant law or ordinance, which apply to business activities conducted by the Group, is revised or whose interpretation is changed according to a change of social circumstances surrounding the labor market, depending upon the content, it could have a material impact on business activities conducted by the Group.

In terms of taking out social insurance, workers whose period of contract is up to two (2) months and those whose working hours are three quarters or less of those of regular workers, and others are exempted from the application of the Health Insurance Law. Nearly the same applies to the application of the Welfare Pension Fund Law. The Company employs staffs for a short period of time in principle; thus, at present it does not cover these expenses as one exempted from the application of social insurance.

However, a revision to the social insurance system can affect the Group's business performance depending upon the content, such as an extension of scope of application.

6) The Company's business management

(1) Dependence on a certain person

Takehito Hirano, founder and president and chief executive officer of the Company, plays a pivotal role in the entire range of its business management from formulation of business plans or strategies to sales activities or financial affairs. At this point, if he were to resign from the post, it could have a material impact on the Company's business strategy, business performance and other aspects.

(2) Stock option

The Company has issued stock options with the aim at further boosting the motivation to improve business performance and morale of directors, auditors and employees of the Company and its subsidiaries. The term of exercising these stock options are as from January 1, 2006 through December 30, 2008. The number of latent shares involved in these stock options stands at 2,229 shares at the end of March 2005, accounting for 0.8 % of the Company's outstanding stock of 275,964 shares (including treasury stock).

The Company intends to continue to grant stock options to those directors and employees who can be expected to contribute to boosting corporate performance substantially, but when new stock is issued through the exercise of these stock options, the Company' s stock value could be diluted.

(3) Strategy for acquisition of business/alliance and new business

The Company turned Apayours Co., Ltd., Amusecast Co., Ltd., and Human Resources Research Institute, Inc. into its wholly owned subsidiary in June 2004, October 2004, and March 2005, respectively, based upon a cautious feasibility study. However, if the cost of realigning and strengthening those companies exceeds what was expected or their contribution to profit-earning turns out to be less than anticipated, it could have an adverse effect on the Group's business performance.

The Group plans to expand the existing business through acquiring businesses or entering into business tieups with other companies, while groping for opportunities to start up a new business in a bid to broaden the scope of business and bolster corporate value of the Group as a whole. However, if such business expansion strategy through acquisitions and others does not contribute to income-earning as initially expected, or massive funds might need to be injected, or due to amortization of consolidation account adjustment and others, the Group's profit and loss could deteriorate temporarily.

4. Manufacturing, Orders Received and Sales

The Group does not have any manufacturing activities and, for the reasons listed below, the Group does not disclose figures for orders received.

1) In the Spot Business, most orders are received one or two days prior to the provision of a service. As a result, there is an extremely short time between the receipt of an order and the posting of the corresponding sales.
2) In the Factory Business and Technology Business, the volume of work performed is frequently revised in accordance with the request of the client company after receipt of an order.

Net Sales

(Millions of yen)

Segment	First half ended March 2005 (October 1, 2004 - March 31, 2005)	YoY Change
Spot Business	21,309	54.6%
Factory Business	7,129	20.9%
Technology Business	3,536	32.0%
Other Business	517	126.2%
Total	32,490	43.9%

Notes:
1. The above sales figures do not include consumption taxes.
2. Inter-segment transactions were offset.

5. Consolidated Financial Statements for the First Half

(1) Consolidated Balance Sheet for the First Half

(Thousands of yen)

			As of March 31, 2005			As of March 31, 2004			As of September 30, 2004		
			Amount		**%**	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			**5,497,357**			4,352,087			5,603,756	
2	Trade notes and accounts receivables			**8,723,542**			5,998,443			6,968,667	
3	Securities			**—**			798,681			500,048	
4	Inventories			**101,182**			57,899			74,585	
5	Other current assets			**1,344,633**			652,504			975,231	
	Allowance for doubtful accounts			**-60,623**			-55,627			-69,320	
	Total current assets			**15,606,090**	**73.4**		11,803,989	70.9		14,052,969	72.2
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings and structures	*1	**554,350**			570,811			508,713		
	Accumulated depreciation		**191,480**	**362,870**		143,306	427,505		150,574	358,138	
(2)	Machinery and vehicles		**69,781**			21,198			56,679		
	Accumulated depreciation		**35,452**	**34,329**		9,944	11,254		27,824	28,854	
(3)	Furniture and fixtures		**883,851**			420,550			726,552		
	Accumulated depreciation		**367,713**	**516,137**		234,117	186,432		314,197	412,354	
(4)	Land	*1		**606,469**			606,469			606,469	
	Total tangible fixed assets			**1,519,806**	**7.2**		1,231,661	7.4		1,405,816	7.2
2	Intangible fixed assets										
(1)	Software			**751,770**			673,471			803,359	
(2)	Other			**46,775**			75,439			51,044	
	Total intangible fixed assets			**798,546**	**3.8**		748,910	4.5		854,403	4.4
3	Investment and other assets										
(1)	Investment securities	*2		**934,504**			1,014,001			901,972	
(2)	Insurance reserve fund			**1,048,735**			923,991			1,088,686	
(3)	Other			**1,392,528**			948,264			1,207,426	
	Allowance for doubtful accounts			**-49,304**			-21,438			-49,754	
	Total investment and other assets			**3,326,463**	**15.6**		2,864,818	17.2		3,148,330	16.2
	Total fixed assets			**5,644,815**	**26.6**		4,845,390	29.1		5,408,551	27.8
	Total assets			**21,250,905**	**100.0**		16,649,379	100.0		19,461,520	100.0

(Thousands of yen)

		As of March 31, 2005		As of March 31, 2004		As of September 30, 2004	
		Amount	%	Amount	%	Amount	%
	Liabilities						
I	Current liabilities						
1	Short-term borrowings *1	**2,932,936**		1,300,000		2,245,136	
2	Current portion of long-term debt *1	**103,288**		156,148		137,878	
3	Accounts payable-other	**1,928,149**		1,926,410		2,047,219	
4	Accrued expenses payable	**1,900,329**		951,028		1,575,118	
5	Income taxes payable	**998,071**		733,770		687,710	
6	Accrued bonuses	**602,654**		425,954		519,872	
7	Other current liabilities	**469,702**		206,793		298,798	
	Total current liabilities	**8,935,129**	**42.0**	5,700,105	34.2	7,511,733	38.6
II	Fixed liabilities						
1	Long-term debt *1	**209,984**		313,272		258,808	
2	Allowance for employee retirement benefits	**300,093**		276,790		271,120	
3	Allowance for officers' retirement benefits	**—**		2,399		—	
4	Other fixed liabilities	**123,161**		147,215		106,813	
	Total fixed liabilities	**633,238**	**3.0**	739,676	4.5	636,742	3.3
	Total liabilities	**9,568,366**	**45.0**	6,439,782	38.7	8,148,475	41.9
	Minority interests						
	Minority interests	**395,476**	**1.9**	160,440	1.0	335,455	1.7
	Shareholders' equity						
I	Common stock	**3,464,100**	**16.3**	3,464,100	20.8	3,464,100	17.8
II	Capital surplus	**3,018,338**	**14.2**	2,692,718	16.2	3,018,338	15.5
III	Retained surplus	**4,759,265**	**22.4**	3,984,754	23.9	4,465,902	23.0
IV	Net unrealized holding gains on securities	**235,571**	**1.1**	288,550	1.7	219,460	1.1
V	Treasury stock	**-190,212**	**-0.9**	-380,966	-2.3	-190,211	-1.0
	Total shareholder's equity	**11,287,062**	**53.1**	10,049,157	60.3	10,977,589	56.4
	Total liabilities, minority interests and shareholders' equity	**21,250,905**	**100.0**	16,649,379	100.0	19,461,520	100.0

(2) Consolidated Profit and Loss Statement for the First Half

(Thousands of yen)

	October 1, 2004 to March 31, 2005			October 1, 2003 to March 31, 2004			October 1, 2003 to September 30, 2004		
	Amount		%	Amount		%	Amount		%
I Net sales		32,490,369	100.0		22,580,961	100.0		49,688,065	100.0
II Cost of sales		23,221,515	71.5		16,091,772	71.3		35,569,211	71.6
Gross profit		9,268,853	28.5		6,489,189	28.7		14,118,854	28.4
III Selling, general and administrative expenses *1		7,293,801	22.4		4,894,626	21.7		10,863,235	21.9
Operating income		1,975,052	6.1		1,594,563	7.0		3,255,618	6.5
IV Non-operating income									
1 Interest income	414			3,968			5,814		
2 Rental income	6,992			12,353			20,883		
3 Profit on investment in silent partner	15,009			28,226			40,166		
4 Equity in earnings of affiliates	8,265			1,125			1,754		
5 Consulting income	18,000			—			—		
6 Other	65,905	114,585	0.3	35,338	81,013	0.4	119,188	187,806	0.4
V Non-operating expenses									
1 Interest expense	15,337			16,906			32,293		
2 Amortization of software	—			2,510			2,510		
3 Other	60,826	76,164	0.2	43,561	62,978	0.3	115,755	150,558	0.3
Ordinary income		2,013,473	6.2		1,612,597	7.1		3,292,866	6.6
VI Extraordinary income									
1 Gain on sale of fixed assets *2	6			—			16		
2 Gain on sale of investment securities	38,411			29,161			29,161		
3 Reversal of allowances for doubtful accounts	14,963			9,312			4,472		
4 Reversal of allowances for officers' retirement benefits	—			—			3,059		
5 Gain on transfer of business *3	6,616	59,996	0.2	—	38,473	0.2	—	36,709	0.1
VII Extraordinary loss									
1 Loss on sales of fixed assets *4	53,281			2,658			9,080		
2 Loss on disposal of fixed assets	—			314			314		
3 Loss on sale of investment securities	—			413			11,109		
4 Penalty *5	—			—			18,000		
5 Loss on insurance cancellation	1,263			7,188			7,188		
6 Consolidated adjustable accounts	524,786	579,330	1.8	—	10,574	0.0	317,708	363,402	0.7
Income before income taxes and minority interests		1,494,139	4.6		1,640,496	7.3		2,966,173	6.0
Corporate, residential and enterprise taxes	939,425			708,455			1,372,254		
Corporate tax adjustment	-79,981	859,444	2.7	6,585	715,040	3.2	-27,051	1,345,203	2.7
Minority interests (or loss)		68,021	0.2		29,979	0.1		109,063	0.2
Net income		566,674	1.7		895,476	4.0		1,511,906	3.1

(3) Consolidated Retained Surplus Statement for the First Half

(Thousands of yen)

		October 1, 2004 to March 31, 2005		October 1, 2003 to March 31, 2004		October 1, 2003 to September 30, 2004	
		Amount		Amount		Amount	
	Capital surplus						
I	Capital surplus at beginning of period		**3,018,338**		2,514,473		2,514,473
II	Increase in capital surplus						
1	New stock issuance	**—**		178,245		178,245	
2	Gain on disposal of treasury stock	**—**	**—**	—	178,245	325,620	503,865
III	Capital surplus at end of period		**3,018,338**		2,692,718		3,018,338
	Retained surplus						
I	Retained surplus at beginning of period		**4,465,903**		3,264,994		3,264,994
II	Increase in retained surplus						
1	Current net income	**566,674**	**566,674**	895,476	895,476	1,511,906	1,511,906
III	Decrease in retained surplus						
1	Dividends paid	**273,312**	**273,312**	175,716	175,716	310,998	310,998
IV	Retained surplus at end of period		**4,759,265**		3,984,754		4,465,902

(4) Consolidated Cash Flows Statement for the First Half

(Thousands of yen)

		October 1, 2004 to March 31, 2005	October 1, 2003 to March 31, 2004	October 1, 2003 to September 30, 2004
		Amount	Amount	Amount
I	Cash flows from operating activities			
1	Income before income taxes and minority interests	**1,494,139**	1,640,496	2,966,173
2	Depreciation and amortization	**169,514**	135,439	298,989
3	Increase (decrease) in allowance for doubtful accounts	**-9,344**	-16,184	-11,040
4	Increase (decrease) in allowance for bonuses	**62,091**	-23,062	65,185
5	Increase in allowance for employee retirement benefits	**29,185**	19,709	1,765
6	Increase (decrease) in allowance for officers' retirement benefits	**—**	660	-1,739
7	Interest and dividend income	**-7,524**	-8,008	-10,088
8	Interest expenses	**15,337**	16,906	32,293
9	Gain on sale of fixed assets	**-6**	—	-16
10	Loss on disposal of fixed assets	**53,281**	2,658	9,080
11	New stock issue expenses and amortization of discount on bonds	**—**	4,320	8,074
12	Profit on investment in anonymous partnerships	**-15,009**	-28,226	-40,166
13	Gain from sales of investment securities	**-38,411**	-29,161	-29,161
14	Loss on valuation of investment securities	**—**	413	11,109
15	Gain on transfer of business	**-6,616**	—	—
16	Amortization of goodwill	**4,259**	4,258	8,517
17	Amortization of consolidated adjustment accounts	**550,663**	1,331	296,471
18	Equity in earnings of affiliates	**-8,265**	-1,125	-1,754
19	Increase in trade receivable	**-1,407,146**	-963,992	-1,540,817
20	Increase (decrease) in inventories	**-25,705**	12,765	-2,134
21	Increase (decrease) in trade payable	**47,107**	151,848	-73,902
22	Increase (decrease) in insurance reserve fund	**46,114**	-114,064	-277,542
23	Other	**-281,627**	-145,482	184,676
	Subtotal	**672,038**	661,500	1,893,975
24	Interest and dividend received	**7,524**	8,214	9,020
25	Interest paid	**-15,212**	-16,076	-32,161
26	Income taxes paid	**-659,346**	-1,137,350	-1,875,846
	Cash flows from operating activities	**5,004**	-483,711	-5,012

		October 1, 2004 to March 31, 2005	October 1, 2003 to March 31, 2004	October 1, 2003 to September 30, 2004
		Amount	Amount	Amount
II	Cash flows from investing activities			
1	Purchase of time deposits	**-6,003**	-10,010	-16,810
2	Proceeds from refund of time deposits	**14,013**	—	11,000
3	Purchase of securities	**—**	-298,540	-298,540
4	Proceeds from sales of securities	**—**	300,000	600,000
5	Purchase of tangible fixed assets	**-238,377**	-124,150	-398,404
6	Proceeds from sales of tangible fixed assets	**143**	90	65,021
7	Purchase of intangible fixed assets	**-60,999**	-90,244	-298,383
8	Proceeds from sales of intangible fixed assets	**—**	72	6,221
9	Purchase of investment securities	**-12,000**	—	-14,550
10	Proceeds from sales of investment securities	**25,356**	52,081	52,081
11	Purchase of shares in subsidiary	**—**	-1,400	-1,400
12	Advanced for loans receivable	**-203,850**	-35,529	-40,379
13	Collection on loans receivable	**2,392**	3,230	39,220
14	Proceeds from the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation *2	**10,000**	—	221,098
15	Payments for the acquisition of the shares of newly consolidated subsidiaries subject to change in scope of consolidation *2	**-421,787**	—	—
16	Other	**—**	-10	-10
	Net cash provided by (used in) investing activities	**-891,112**	-204,412	-73,835
III	Cash flows from financing activities			
1	Increase (decrease) in short-term borrowings	**660,301**	400,000	1,200,136
2	Repayments of long-term debt	**-83,414**	-151,280	-270,914
3	Expenditure on redemption of corporate bonds	**—**	-9,900	-9,900
4	Issuance of common stock	**—**	349,500	349,500
5	Payments of dividends	**-272,466**	-174,823	-309,703
6	Payments of dividends to minority shareholders	**-8,000**	-8,000	-8,000
7	Other	**-11,959**	-26,165	65,804
	Net cash provided by (used in) financing activities	**284,462**	379,331	1,016,923
IV	Exchange gain/loss on cash and cash equivalents	**8**	-11	24
V	Net increase (decrease) in cash and cash equivalents	**-601,639**	-308,804	938,100
VI	Cash and cash equivalents at beginning of period	**6,088,995**	5,150,894	5,150,894
VII	Cash and cash equivalents at end of period *1	**5,487,356**	4,842,090	6,088,994

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
1. Matters concerning the scope of consolidation	The accompanying financial statements include the accounts of the parent company and all eleven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Fullcast Finance Co., Ltd. Amuse Cast Co., Ltd. Human Resources Research Institute, Inc. Human Resources Business Academy, Inc. Fullcast Finance Co., Ltd. was newly formed as of October 1, 2004 in first half of the current fiscal year, it is included in the scope of consolidation. Since Amuse Cast Co., Ltd. has become a fully consolidated subsidiary through stock acquisition as of October 1, 2004 in the first half of the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Human Resources Research Institute, Inc. and Human Resources Academy, Inc. became a wholly owned subsidiary of the parent company through stock acquisition on January 27, 2005 and are included in the consolidation for the period in review. Since the deemed date of acquisition is the end of the first half of the consolidated fiscal year in review, only the balance sheet is consolidated for the period in review.	The accompanying financial statements include the accounts of the parent company and all five of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd.	The accompanying financial statements include the accounts of the parent company and all seven of its consolidated subsidiaries. Fullcast Office Support Co., Ltd. Fullcast Technology Co., Ltd. Fullcast Sports Co., Ltd. Fullcast Factory Co., Ltd. Fullcast Central Co., Ltd. Apayours Co., Ltd. Fullcast Telemarketing Co., Ltd. Since Apayours Co., Ltd. has become a fully consolidated subsidiary through equity swap as of June 1, 2004 in the current fiscal year, it is included in the scope of consolidation from the same day being taken as the reference date. Fullcast Telemarketing Co., Ltd. was newly formed as of September 15, 2004, which is included in the scope of consolidation.

<table>
<tr><th>Item</th><th>Oct. 1, 2004 – Mar. 31, 2005</th><th>Oct. 1, 2003 – Mar. 31, 2004</th><th>Oct. 1, 2003 – Sep. 30, 2004</th></tr>
<tr><td>2.Matters concerning the application of the equity method</td><td>(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method.
Neo Career Inc.

(2) Of those affiliates to which the equity method is not applied, the name of the main affiliate is as follows:
Arbeit.jp, Inc.
The affiliates are not accounted for by the equity method because the impact on consolidated net profit/loss, consolidated retained earnings, etc. is minimal and the overall importance is minor for the first half of the consolidated fiscal year in review.</td><td>(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method.
(Equity methods are applied to all affiliates)
Neo Career Inc.
(2) ――――――――</td><td>(1) The accompanying financial statements include the accounts of the following affiliate accounted for by the equity method.
Sama as on the left.

(2) ――――――――</td></tr>
<tr><td>3. First half (fiscal year) accounting period of consolidated subsidiaries</td><td>The Company's consolidated subsidiaries whose date of interim account settlement does not coincide with that of consolidated interim account settlement of the Company's are as follows:
<table><tr><th>Company</th><th>Date of interim account settlement</th></tr><tr><td>Human Resources Research, Inc.</td><td>September 30</td></tr><tr><td>Human Resources Business Academy, Inc.</td><td>September 30</td></tr></table>
As of the date of consolidated interim account settlement the operating results are based on financial statements of the aforementioned two companies as of their date of interim account settlement.

The date of interim account settlement of the other Company's consolidated subsidiaries coincides with that of consolidated interim account settlement of the Company's.</td><td>The first half balance sheet dates of the consolidated subsidiaries are the same as the first half balance sheet date of the Company.</td><td>The fiscal year balance sheet dates of the consolidated subsidiaries are the same as the balance sheet date of the Company.</td></tr>
</table>

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
4. Matters concerning significant accounting policies	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method. b. Derivatives Market value method. c. Inventories *Raw materials and supplies* Raw materials and supplies are stated at cost determined primarily by the first-in-first-out method. *Work in process* Work in process is stated at cost, cost being determined by the specific identification method (2) Depreciation method for major depreciable assets a. Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-20 years	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left. (2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 2-10 years	(1) Valuation criteria and methods for principal assets a. Securities Other securities *Securities with market quotations* Other securities that have market value are carried at fair value on the fiscal year balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left. b. Derivatives Same as on the left. c. Inventories *Raw materials and supplies* Same as on the left. *Work in process* Same as on the left. (2) Depreciation method for major depreciable assets a. Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings and structures 3-56 years Machinery and vehicles 2-10 years Furniture and fixtures 3-15 years

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
	b. Intangible fixed assets Straight-line method The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method. As for software intended for commercial use, whichever larger amount is given, amortized value based upon estimated sales over an expected effective life of 3 years, or equated amortized value based upon the remaining marketable life.	b. Intangible fixed assets Same as on the left.	b. Intangible fixed assets Same as on the left.
	(3) Deferred assets ————	(3) Deferred assets *New stock issue expenses* Expensed as accrued. *Discount on bond* Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(3) Deferred assets *New stock issue expenses* Same as on the left. *Discount on bond* Same as on the left.
	(4) Recognition of significant allowances a. Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.	(4) Recognition of significant allowances a. Allowance for doubtful accounts Same as on the left.
	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account a future estimated amount based on the actual bonus expense for the accounting period.	b. Accrued bonuses Same as on the left.	b. Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account a future estimated amount based on the actual bonus expense for the accounting period.

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the first half mainly based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	c. Allowance for employee retirement benefits Same as on the left.	c. Allowance for employee retirement benefits To provide for accrued employees' retirement benefits, the Company and part of its consolidated affiliates provide an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
	d. Allowance for officers' retirement benefits ——————	d. Allowance for officers' retirement benefits To provide for accrued officers' severance benefits, the Company and certain consolidated subsidiaries provide an allowance for the aggregate amount payable at the end of the first half pursuant to the Company's rules on officers' retirement benefits.	d. Allowance for officers' retirement benefits —————— (Additional information) As for one of the consolidated affiliates, to provide for accrued officers' severance benefits, the Company provides an allowance for the aggregate amount payable at the end of the fiscal year pursuant to the Company's rules on officers' retirement benefits. However, the board of directors decided to abolish this officers' retirement benefit program on September 28, 2004. In the wake of this decision, the unused balance of this term of the balance of the officers' retirement benefit allowance at end of this consolidated fiscal year of ¥3,059 thousand was withdrawn to be included in extraordinary income.

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the first half balance sheet date. Translation gain or loss is accounted as profit or loss.	(5) Translation of significant foreign currency-denominated assets and liabilities Same as on the left.	(5) Translation of significant foreign currency-denominated assets and liabilities Foreign currency-denominated monetary assets and liabilities are translated into yen at the exchange rate in effect on the fiscal year balance sheet date. Translation gain or loss is accounted as profit or loss.
	(6) Accounting for leases Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees, are accounted for by the method similar to that applicable to ordinary operating leases.	(6) Accounting for leases Same as on the left.	(6) Accounting for leases Same as on the left.
	(7) Accounting for major hedges a. Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.	(7) Accounting for major hedges a. Hedge accounting method Same as on the left.
	b. Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings	b. Hedge method and transactions Same as on the left.	b. Hedge method and transactions Same as on the left.
	c. Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions.	c. Hedging policy Same as on the left.	c. Hedging policy Same as on the left.

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
	d. Evaluation of hedge effectiveness *Interest rate swap transactions* In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim periods). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged. (8) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* All amounts stated are exclusive of national consumption tax and local consumption tax.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated first half financial statements *Accounting for consumption taxes* Same as on the left.	d. Evaluation of hedge effectiveness *Interest rate swap transactions* Same as on the left. (8) Other significant accounting policies in the preparation of consolidated fiscal year financial statements *Accounting for consumption taxes* Same as on the left.
5. Scope of cash and cash equivalents on first half consolidated cash flows statements	For the purpose of first half consolidated cash flows statements, cash and cash equivalents consists of vault cash, deposits that can be withdrawn on demand, and short-term investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and present insignificant risk of change in value.	Same as on the left.	Same as on the left.

Reclassifications

Item	October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004
Insurance reserve fund	————————	"Insurance reserve fund," reported as a component of "Other" in investment and other assets in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Insurance reserve fund" exceeds 5% of the total assets. The "Insurance reserve fund" for the first half of the previous fiscal year was ¥716,487 thousand.
Accrued expenses payable	————————	"Accrued expenses payable," reported as a component of "Other" in current liabilities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Accrued expenses payable" exceeds 5% of the total of liabilities, minority interest and capital. The "Accrued expenses payable" for the first half of the previous fiscal year was ¥527,453 thousand.
Proceeds from sale of investment securities	————————	"Proceeds from sale of investment securities," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified and listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Proceeds from sale of investment securities" has increased materiality of impact on consolidated financial statements. The "Proceeds from sale of investment securities" for the first half of the previous fiscal year were ¥284 thousand.
Increase in insurance reserve fund	————————	"Increase in insurance reserve fund," reported as a component of "Other" in cash flows from operating activities in the first half of the previous consolidated fiscal year, is reclassified an listed separately as from the first half of the current consolidated fiscal year, given that the amount of "Increase in insurance reserve fund" has increased materiality of impact on consolidated financial statements. The "Increase in insurance reserve fund" for the first half of the previous fiscal year was ¥65,537 thousand.

Supplementary Information

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the first half of the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 44,525 thousand yen, while operating income, ordinary income and net income before taxes for the current interim fell 44,525 thousand yen.	————	————

Notes on Financial Statements

Notes on consolidated balance sheet for the first half

(Thousands of yen)

As of March 31, 2005	As of March 31, 2004	As of September 30, 2004
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 227,838 Land 606,469 Total 834,307 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,750,000 Long-term debt 285,552 [Current portion of long-term debt] [75,568] Total 2,035,552	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 237,933 Land 606,469 Total 844,402 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 650,000 Long-term debt 361,120 [Current portion of long-term debt] [75,568] Total 1,011,120	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings and structures 232,775 Land 606,469 Total 839,244 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,000,000 Long-term debt 323,336 [Current portion of long-term debt] [75,568] Total 1,323,336
*2. ――――――	*2. ――――――	*2. Non-consolidated subsidiary and affiliate stock includes the following: Investment securities 11,545 These include advances on stock subscription of 10,000 thousands yen for Fullcast Finance Co., Ltd. formed on October 1, 2004.
*3. The Company and one of its consolidated subsidiaries signed an agreement for overdraft with eleven banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this first half is as follows: Limit of overdraft account 12,150,000 Borrowing 2,932,936 Balance 9,217,064	*3. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with eight banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this first half is as follows: Limit of overdraft account 6,050,000 Borrowing 1,200,000 Balance 4,850,000	*3. The Company and three of its consolidated subsidiaries signed an agreement for overdraft with nine banks to procure operating capital efficiently. The balance of borrowing involved in the agreement for overdraft at the end of this consolidated fiscal year is as follows: Limit of overdraft account 7,600,000 Borrowing 2,100,136 Balance 5,499,864

Notes on consolidated profit and loss statement for first half

(Thousands of yen)

Oct. 1, 2004 – Mar. 31, 2005

*1. Significant components of selling, general and administrative expenses

Salaries and wages	1,930,094
Miscellaneous wages	1,177,346
Legal welfare	323,834
Provision of accrued bonuses	325,854
Retirement benefit expenses	73,706
Communications expenses	350,532
Advertisement and sales promotion	76,574
Travel and transportation	347,849
Rents	662,546
Depreciation and amortization	148,736
Recruitment expense	602,563
Provision of allowance for doubtful accounts	14,487

*2. Significant components of gain on sale of fixed assets

Furniture and fixtures	6

*3. Gain on sale of business resulted from the sale of the process board business and personnel expenses and others expected to incur as software, unamortized balance of business rights and business are transferred were deducted.

*4. Significant components of loss on disposal of fixed assets

Buildings and structures	843
Machinery and vehicles	373
Furniture and fixtures	1,684
Software	50,381
Total	53,281

*5. ――――――

Oct. 1, 2003 – Mar. 31, 2004

*1. Significant components of selling, general and administrative expenses

Salaries and wages	1,298,570
Miscellaneous wages	764,429
Legal welfare	200,668
Provision of accrued bonuses	254,193
Retirement benefit expenses	79,190
Provision of allowance for officers' retirement benefit	660
Communications expenses	214,416
Advertisement and sales promotion	69,894
Travel and transportation	244,202
Rents	404,660
Depreciation and amortization	116,024
Recruitment expense	362,470
Provision of allowance for doubtful accounts	19,919

*2. ――――――

*3. ――――――

*4. Significant components of loss on disposal of fixed assets

Buildings and structures	330
Machinery and vehicles	770
Furniture and fixtures	1,557
Total	2,658

*5. ――――――

Oct. 1, 2003 – Sep. 30, 2004

*1. Significant components of selling, general and administrative expenses

Salaries and wages	3,180,239
Miscellaneous wages	1,726,542
Legal welfare	463,982
Provision of accrued bonuses	304,153
Retirement benefit expenses	109,832
Provision of allowance for officers' retirement benefit	1,320
Communications expenses	500,667
Advertisement and sales promotion	130,708
Travel and transportation	542,508
Rents	929,571
Depreciation and amortization	261,935
Recruitment expense	805,326
Provision of allowance for doubtful accounts	29,713

*2. Significant components of gain on sale of fixed assets

Furniture and fixtures	16

*3. ――――――

*4. Significant components of loss on disposal of fixed assets

Buildings and structures	585
Machinery and vehicles	843
Furniture and fixtures	3,152
Software	4,500
Total	9,080

*5. Penalty on a change in the contract period of management consignment contract

Notes on consolidated cash flows statement for first half

(Thousand of yen)

Oct. 1, 2004 – Dec. 31, 2005	Oct. 1, 2003 – Dec. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 5,497,357 Fixed deposits with original maturities of over 3 months -10,001 Cash and cash equivalents 5,487,356	*1. Reconciliation of the first quarter consolidated balance sheet items to cash and cash equivalents in the first quarter consolidated cash flows statements Cash and deposits 4,352,087 Fixed deposits with original maturities of over 3 months -10,010 Money Management Fund 300,001 Free Financial Funds 200,012 Cash and cash equivalents 4,842,090	*1. Reconciliation of consolidated balance sheet items to cash and cash equivalents in fiscal year consolidated cash flows statements Cash and deposits 5,603,756 Fixed deposits with original maturities of over 3 months -14,810 Money Management Fund 300,032 Free Financial Funds 200,016 Cash and cash equivalents 6,088,994
*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of newly established and consolidated Fullcast Finance Co., Ltd. and the relation with net expenditure for acquisition of the stock. Cash and cash equivalents held by the company -10,000 Net expenditure for acquisition of the company -10,000 (minus indicates proceeds) The following shows a breakdown of assets and liabilities at the start of consolidation of Amuse Cast Co., Ltd. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 108,249 Fixed assets 6,924 Consolidation adjustments 25,877 Current liabilities 60,000 Acquisition price of the company's shares 81,050 Cash and cash equivalents held by the company -63,799 Net expenditure for acquisition of the company 17,251	*2. ――――――	*2. Major breakdown of assets and liabilities of a newly consolidated subsidiary The following shows a breakdown of assets and liabilities at the start of consolidation of Apayours Co., Ltd. through equity swap and the relation with net expenditure for acquisition of the company. Current assets 652,029 Fixed assets 55,915 Consolidation adjustments 317,708 Current liabilities 498,161 Fixed liabilities 2,620 Acquisition price of the company's shares 524,872 Self-stock substitution treasury stocks exchanged with the company's share -524,872 Cash and cash equivalents held by the company -229,596 Cost for acquisition of the company 8,497 Net expenditure for acquisition of the company -221,098 (minus indicates proceeds)

Oct. 1, 2004 – Dec. 31, 2005	Oct. 1, 2003 – Dec. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
The following shows a breakdown of assets and liabilities at the start of consolidation of Human Resources Research Institute, Inc. and Human Resources Academy, Inc. through stock acquisition and the relation with net expenditure for acquisition of the company. Current assets 681,408 Fixed assets 111,540 Consolidation adjustments 524,786 Current liabilities 554,574 Fixed liabilities 1,068 Acquisition price of the company's shares 762,092 Cash and cash equivalents held by the company -357,556 Net expenditure for acquisition of the company 404,536		

Securities

First half of the current consolidated fiscal year (as of March 31, 2005)

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Security	As of March 31, 2005		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	422,928	820,180	397,252
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	422,928	820,180	397,252

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	19,811
Other securities without market quotations (excluding OTC shares)	94,513

First half of the previous consolidated fiscal year (as of March 31, 2004)

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Security	As of March 31, 2004		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	910,568	486,594
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	423,973	910,568	486,594

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Affiliate stock	10,916
Other securities without market quotations (excluding OTC shares)	92,516
Free Financial Fund	200,012
Money Management Fund	300,001
Commercial paper	298,667

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet for the first half. The amount of impairment was 413 thousand yen.

Previous consolidated fiscal year (As of September 30, 2004)

1. Securities with market quotations classified as "Other"

(Thousands of yen)

Security	As of September 30, 2004		
	Acquisition cost	Carrying value	Unrealized gain/loss
(1) Equity securities	423,973	794,058	370,084
(2) Debt securities			
JGB's and municipal bonds	—	—	—
Corporate bonds	—	—	—
Other bonds (Note)	—	—	—
(3) Other securities	—	—	—
Total	423,973	794,058	370,084

2. Securities without market quotations classified as "Other"

(Thousands of yen)

Security	Carrying value
Advances on subscription of subsidiary and affiliate stock	10,000
Affiliate stock	11,545
Other securities without market quotations (excluding OTC shares)	86,369
Free Financial Fund	200,016
Money Management Fund	300,032

Note: The amount after adjustment for impairment is given in "Equity securities" on the consolidated balance sheet.
The amount of impairment was 11,109 thousand yen.

Segment Information

Information on the business segments

First half of the current consolidated fiscal year (October 1, 2004 – March 31, 2005)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	21,309,201	7,128,979	3,535,567	516,620	32,490,369	—	32,490,369
(2) Inter-segment sales or transfers	175,587	8,673	1,402	3,304	188,966	-188,966	—
Total	21,484,788	7,137,653	3,536,969	519,925	32,679,335	-188,966	32,490,369
Operating expenses	19,772,422	6,859,137	3,355,664	512,700	30,499,923	15,393	30,515,316
Operating income or loss	1,712,366	278,516	181,305	7,225	2,179,411	-204,359	1,975,052

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Businesses: Agency services for professional athletes, restaurant and bar management, call center management business, etc.
3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 239,531 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

First half of the previous consolidated fiscal year (October 1, 2003 – March 31, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales							
(1) Sales to external customers	13,779,787	5,894,810	2,677,985	228,377	22,580,961	—	22,580,961
(2) Inter-segment sales or transfers	143,760	25,865	41,000	4,295	214,921	-214,921	—
Total	13,923,548	5,920,676	2,718,985	232,672	22,795,883	-214,921	22,580,961
Operating expenses	12,435,808	5,634,918	2,629,177	247,499	20,947,403	38,994	20,986,398
Operating income or loss	1,487,740	285,757	89,807	-14,826	1,848,479	-253,916	1,594,563

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Personnel outsourcing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management

3. Of the operating expenses during the consolidated first half accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 268,180 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Previous consolidated fiscal year (October 1, 2003 – September 30, 2004)

(Thousands of yen)

	Spot Business	Factory Business	Technology Business	Other Business	Total	Elimination or company total	Consolidated
Net sales and operating income Net sales (1) Sales to external customers	30,814,275	12,234,864	6,212,128	426,796	49,688,065	—	49,688,065
(2) Inter-segment sales or transfers	319,888	34,778	52,333	20,916	427,917	-427,917	—
Total	31,134,163	12,269,642	6,264,462	447,712	50,115,982	-427,917	49,688,065
Operating expenses	28,271,124	11,704,956	5,940,350	485,475	46,401,906	30,540	46,432,446
Operating income or loss	2,863,039	564,686	324,112	-37,762	3,714,076	-458,458	3,255,618

Notes:

1. The company's business activities are divided as given below for the purpose of internal management.
2. Business segments
   (1) Spot Business: Short-term contractual workers services, short-term employee dispatching services
   (2) Factory Business: Contracted-out services for production line work, staffing services for production line work
   (3) Technology Business: Human resources contracting of technical staff, engineer dispatching services, data communication services
   (4) Other Business: Agency services for professional athletes, restaurant and bar management, call center management business
3. Of the operating expenses during the consolidated accounting period, the amount of funds, which can not be allocated, included in the elimination or company total item is 494,815 thousand yen. It is mainly expenses associated with the administrative departments of the parent company's head office, such as Accounting.

Geographic segment information

Geographical segment information is not presented since the Company did not have consolidated subsidiaries or branches offices in other areas or regions than Japan in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Overseas sales

Overseas sales are not presented since they represent less than 10% of total consolidated net sales in the current consolidated first half, the previous-year consolidated first half and the previous consolidated fiscal year.

Per Share Information

Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
Shareholders' equity per share ¥41,297.35	Shareholders' equity per share ¥74,283.03	Shareholders' equity per share ¥40,165.04
Net income per share (basic) ¥2,073.36	Net income per share (basic) ¥6,702.81	Net income per share (basic) ¥5,603.88
Diluted net income per share for the 1st quarter is not reported since there is no outstanding potential stock.	Net income per share (diluted) ¥6,642.21	Net income per share (diluted) ¥5,578.67

Notes:

1. The following is a reconciliation of net income per share (basic) and net income per share (diluted)

(Thousands of yen)

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
Net income	566,674	895,476	1,511,906
Net income (basic)	566,674	895,476	1,511,906
Net income not available to common stock	–	–	–
Average number of common stock outstanding during the period	273,312 shares	133,597 shares	269,796 shares
Net income available to common stock after effect of dilutive stock	–	–	–
Effect of dilutive stock Stock acquisition rights	–	520 shares	1,218 shares
Increase in common shares	–	520 shares	1,218 shares
Potential stock not included in the calculation of net income per share (diluted) since it did not have dilative effect.	Stock options pursuant to the resolution of the general shareholders' meeting held on December 19, 2003. (Number of share acquisition rights to be issued: 2,229)	–	–

2. In the previous first half the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.
3. In the previous fiscal year the Company split common shares on a three-for-one-stock-split basis as of November 20, 2003 (number of shares issued: 89,658). And as of May 20, 2004 we split common shares on a two-for-one-stock-split basis (number of shares issued: 137,982).
   Current net income per share (basic) and current net income per share (diluted) were calculated on the assumption that the stock split was carried out at the beginning of the period.

Subsequent Events

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
―――――	1. Stock split In accordance with the decision by the Company's board of directors on March 8, 2004, it will float new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of May 20, 2004, the Company will split common shares on a two-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 137,982 shares b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of March 31, 2004 will be split on a basis of two-for-one stock split. c. The initial date of reckoning stock dividends April 1, 2004 Per share information for the previous consolidated fiscal year if this stock split had been implemented at the beginning of the prior term would have been as follows:	―――――

Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2002 – Mar. 31, 2003	Oct. 1, 2002 – Sep. 30, 2003
Shareholders' equity per share		
¥37,141.51	¥30,573.52	¥33,081.00
Net income per share (basic)		
¥3,351.40	¥2,065.62	¥4,562.24
Net income per share (diluted)		
¥3,321.10	¥2,061.27	¥4,519.74

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
————	(see below)	————

October 1, 2003 – March 31, 2004

2. Equity swap

Fullcast signed an agreement to swap shares in accordance with the decision by its board of directors on March 8, 2004 and will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap.

Issuance of new shares will be executed without approval of shareholders' general meeting in compliance with Paragraph 1, Article 358 of the Commercial Code of Japan.

The matters concerning this equity swap are given below:

(1) Purpose of equity swap

To mutually complement management resources, step up both companies' fiscal structure and promote growth.

(2) Date of equity swap

June 1, 2004

(3) Ratio of equity swap

	Fullcast Co., Ltd.	Apayours Co., Ltd.
Equity swap ratio	1	0.6812

(4) Number of substitute treasury stock to be transferred.

Common stock 2,765.56 shares

(5) Summary of the company that is to become Fullcast's wholly owned subsidiary

Name: Apayours Co., Ltd.

Business activities:

Light work contractor

(Fiscal year ended May 31, 2003)

(Unit: thousands of yen)

Net sales	2,178,090
Ordinary income	33,503
Current net income	50,762
Total asset	525,223
Net asset	263,853

FULLCAST

May 9, 2005

Summary of Individual Financial Statements for the First Half of the Fiscal Year Ending September 30, 2005

Company name: Fullcast Co., Ltd.
Stock code: 4848
Stock Exchange listing: First Section of the Tokyo Stock Exchange
Address: Tokyo
URL: http://www.fullcast.co.jp
President and CEO: Takehito Hirano
Contact: Yutaka Kubo,
Director and Corporate Executive Officer,
General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507
+81-3-5778-7564 (Interpreter)
Board meeting for approving: May 9, 2005
Accounting Principle: Japanese GAAP

1. Financial Results for the First Half of the Fiscal Year Ending September 30, 2005 (October 1, 2004 – March 31, 2005)

(1) Business results

	Net sales		Operating income		Ordinary income	
	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)	Millions of yen	YoY change (%)
First half ended March 2005	17,729	30.3	1,236	6.8	1,308	9.7
First half ended March 2004	13,603	20.3	1,157	34.6	1,192	24.7
Year ended September 2004	28,672	—	2,195	—	2,241	—

	Net income for the first half		Net income per share for the first half
	Millions of yen	%	Yen
First half ended March 2005	724	4.5	2,647.50
First half ended March 2004	692	66.3	5,181.06
Year ended September 2004	1,309	—	4,854.49

Notes:

1. Average number of shares outstanding
   - First half ended March 2005: 273,312 shares
   - First half ended March 2004: 133,597 shares
   - Year ended September 2004: 269,796 shares
2. Changes in accounting principles applied: None
3. Each year-on-year (YoY) change represents its relevant change in percentage compared to the same period of the previous year.

(2) State of dividends

	Annual dividends per share	
	First half	At end of the period
	Yen	Yen
First half ended March 2005	1,000.00	—
First half ended March 2004	1,000.00	—
Year ended September 2004	—	2,000.00

Note: Breakdown of the dividend at end of the first half ended March 31, 2005
Commemorative dividend N/A
Bonus dividend N/A

(3) Financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First half ended March 2005	16,395	10,534	64.2	38,541.81
First half ended March 2004	13,638	9,451	69.3	69,865.66
Year ended September 2004	15,024	10,067	67.0	36,835.35

Notes:
1. Number of stocks issued at end of the period
   As of March 31, 2005: 273,312 shares
   As of March 31, 2004: 135,282 shares
   As of September 30, 2004: 273,312 shares
2. Number of treasury stocks at end of the period
   As of March 31, 2005: 2,652 shares
   As of March 31, 2004: 2,700 shares
   As of September 30, 2004: 2,652 shares

2. Forecast for Financial Results for the Fiscal Year Ending September 2005 (October 1, 2004 – September 30, 2005)

	Net sales	Ordinary income	Net income	Annual dividends per share	
				At end of the period	
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen
Full year	38,850	3,110	1,850	1,000.00	2,000.00

Reference: Estimated net income per common share for the full year: 6,768.82 yen

Note: The above-mentioned forecast is based on the assumptions and other relevant factors discussed in the *"Outlook for the Next Fiscal Year"* on page 7.
Figures for the first half of fiscal year 2004 ended March and for fiscal year 2004 ended September are rounded down to the nearest million yen. Figures for the first half of fiscal year 2005 ended March are rounded off to the nearest million yen.

1. Financial Statements for the First Half

(1) Balance Sheet for the First Half

(Thousands of yen)

			As of March 31, 2005			As of March 31, 2004			As of September 30, 2004		
			Amount		%	Amount		%	Amount		%
	Assets										
I	Current assets										
1	Cash and deposits			2,285,418			2,429,163			2,870,629	
2	Trade notes			4,561			17,628			20,997	
3	Accounts receivable			4,672,345			3,634,559			3,733,537	
4	Securities			—			798,681			500,048	
5	Inventories			59,344			28,994			33,780	
6	Short-term loans receivable			2,114,671			1,297,261			1,507,146	
7	Other current assets			402,353			351,391			369,788	
	Allowance for doubtful accounts			-50,166			-50,832			-53,370	
	Total current assets			9,488,526	57.9		8,506,847	62.4		8,982,558	59.8
II	Fixed assets										
1	Tangible fixed assets										
(1)	Buildings	*1	485,330			564,827			485,499		
	Accumulated depreciation		151,606	333,724		140,652	424,174		139,389	346,109	
(2)	Automotive equipment		44,375			14,932			31,632		
	Accumulated depreciation		16,666	27,709		6,672	8,259		10,256	21,375	
(3)	Furniture and fixtures		661,471			359,889			613,664		
	Accumulated depreciation		251,247	410,223		214,631	145,257		275,145	338,518	
(4)	Land	*1		606,469			606,469			606,469	
	Total tangible fixed assets			1,378,125	8.4		1,184,161	8.7		1,312,473	8.7
2	Intangible fixed assets										
(1)	Software			865,050			880,832			959,516	
(2)	Telephone subscription right			25,457			24,808			24,880	
	Total intangible fixed assets			890,506	5.4		905,641	6.6		984,396	6.6
3	Investment and other assets										
(1)	Investment securities	*2		2,835,978			1,536,527			1,928,570	
(2)	Insurance reserve fund			1,015,155			900,505			1,057,928	
(3)	Other			799,618			620,671			774,546	
	Allowance for doubtful accounts			-12,677			-16,009			-15,987	
	Total investment and other assets			4,638,074	28.3		3,041,695	22.3		3,745,057	24.9
	Total fixed assets			6,906,705	42.1		5,131,497	37.6		6,041,927	40.2
	Total assets			16,395,231	100.0		13,638,344	100.0		15,024,485	100.0

(Thousands of yen)

		As of March 31, 2005			As of March 31, 2004			As of September 30, 2004		
		Amount		%	Amount		%	Amount		%
	Liabilities									
I	Current liabilities									
1	Accounts payable trade		**96,666**			22,970			72,151	
2	Short-term borrowings *1		**2,800,000**			1,300,000			1,900,000	
3	Current portion of long-term debt *1		**75,568**			75,568			75,568	
4	Accounts payable-other		**952,772**			1,009,915			651,117	
5	Income taxes payable		**603,670**			530,000			446,000	
6	Accrued bonuses		**217,141**			163,374			214,496	
7	Other current liabilities		**561,337**			418,972			987,509	
	Total current liabilities		**5,307,154**	**32.4**		3,520,800	25.8		4,346,844	28.9
II	Fixed liabilities									
1	Long-term debt *1		**209,984**			285,552			247,768	
2	Allowance for employee retirement benefits		**156,768**			156,105			146,987	
3	Other fixed liabilities		**187,388**			224,320			215,340	
	Total fixed liabilities		**554,140**	**3.4**		665,978	4.9		610,096	4.1
	Total liabilities		**5,861,293**	**35.8**		4,186,778	30.7		4,956,940	33.0
	Shareholders' equity									
I	Common stock		**3,464,100**	**21.1**		3,464,100	25.4		3,464,100	23.1
II	Capital surplus									
1	Capital reserve	**2,704,765**			2,692,718			2,704,765		
	Total capital surplus		**2,704,765**	**16.5**		2,692,718	19.7		2,704,765	18.0
III	Retained surplus									
1	Legal reserve of earned surplus	**13,020**			13,020			13,020		
2	Voluntary reserve									
	(1) Contingent reserve	**500,000**			500,000			500,000		
	Total voluntary reserve	**500,000**			500,000			500,000		
3	Unappropriated retained earning at the end of the term	**3,806,694**			2,874,144			3,356,411		
	Total earned surplus		**4,319,714**	**26.3**		3,387,164	24.8		3,869,431	25.8
IV	Net unrealized holding gains on securities		**235,571**	**1.4**		288,550	2.1		219,460	1.4
V	Treasury stock		**-190,212**	**-1.1**		-380,966	-2.7		-190,211	-1.3
	Total shareholder's equity		**10,533,938**	**64.2**		9,451,566	69.3		10,067,545	67.0
	Total liabilities and shareholders' equity		**16,395,231**	**100.0**		13,638,344	100.0		15,024,485	100.0

(2) Profit and Loss Statement for the First Half

(Thousands of yen)

	October 1, 2004 to March 31, 2005			October 1, 2003 to March 31, 2004			October 1, 2003 to September 30, 2004		
	Amount		%	Amount		%	Amount		%
I Net sales		**17,728,836**	**100.0**		13,603,420	100.0		28,672,262	100.0
II Cost of sales		**12,139,803**	**68.5**		9,302,485	68.4		19,618,728	68.4
Gross profit		**5,589,034**	**31.5**		4,300,934	31.6		9,053,533	31.6
III Selling, general and administrative expenses		**4,353,055**	**24.5**		3,143,748	23.1		6,857,844	23.9
Operating income		**1,235,979**	**7.0**		1,157,186	8.5		2,195,689	7.7
IV Non-operating income									
1 Interest income	**10,907**			10,306			20,145		
2 Rental income	**96,363**			74,729			166,081		
3 Consulting income	**21,390**			—			—		
4 Other	**92,416**	**221,077**	**1.2**	70,250	155,286	1.1	130,950	317,177	1.1
V Non-operating expenses									
1 Interest expense	**14,151**			15,789			28,725		
2 Amortization of software	**2,629**			4,262			6,891		
3 Transferred from allowance for bad debts	**—**			2,212			4,053		
4 Other	**131,924**	**148,704**	**0.8**	97,215	119,480	0.9	231,909	271,579	1.0
Ordinary income		**1,308,351**	**7.4**		1,192,993	8.7		2,241,287	7.8
VI Extraordinary income									
1 Gain on sale of fixed assets *1	**—**			—			16		
2 Gain on sale of investment securities	**38,411**			29,161			29,161		
3 Reversal of allowances for doubtful accounts	**5,447**	**43,858**	**0.2**	8,863	38,025	0.3	3,880	33,058	0.1
VII Extraordinary loss									
1 Loss on disposal of fixed assets *2	**68,943**			1,548			2,878		
2 Loss on sale of investment securities	**—**			314			314		
3 Loss on valuation of investment securities	**—**			413			11,109		
4 Loss on insurance cancellation	**—**			6,277			6,277		
5 Penalty *3	**—**	**68,943**	**0.4**	—	8,552	0.1	18,000	38,579	0.1
Net income before taxes for the current term		**1,283,266**	**7.2**		1,222,465	8.9		2,235,766	7.8
Corporate, residential and enterprise taxes	**573,643**			530,518			930,846		
Corporate tax adjustment	**-13,971**	**559,672**	**3.2**	-228	530,290	3.9	-4,805	926,041	3.2
Net income		**723,594**	**4.0**		692,175	5.0		1,309,725	4.6
Balance brought forward		**3,083,100**			2,181,968			2,181,968	
Amount of interim dividends		**—**			—			135,282	
Unappropriated earned surplus for the current term		**3,806,694**			2,874,144			3,356,411	

Significant Accounting Policies in the Preparation of the First Half Financial Statements

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
1. Standards for valuing securities and the valuation method	(1) Shares in subsidiaries and affiliated companies Cost accounting method through the moving average method (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the first half balance sheet date. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Securities without market quotations are stated at cost, cost being determined by the weighted-average method.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Same as on the left. *Securities without market quotations* Same as on the left.	(1) Shares in subsidiaries and affiliated companies Same as on the left. (2) Other securities *Securities with market quotations* Market value method based upon market quotations, etc. as of the date of account settlement. (Unrealized holding gain or loss is included in shareholders' equity. The cost of securities sold is determined by the weighted-average method.) *Securities without market quotations* Same as on the left.
2. Standards for valuing derivatives, etc. and the valuation method	Derivatives Market value method.	Derivatives Same as on the left.	Derivatives Same as on the left.
3. Standards for valuing inventory and the valuation method	Supplies Supplies are stated at cost determined primarily by the first-in-first-out method.	Supplies Same as on the left.	Supplies Same as on the left.
4. The method of depreciating fixed assets	(1) Tangible fixed assets Declining-balance method Depreciation on buildings (excluding furniture and fixtures) acquired on or after April 1, 1998 is computed using the straight-line method. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-20 years (2) Intangible fixed assets The development costs of software intended for internal use are amortized over an expected useful life of 3-5 years by the straight-line method.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-10 years (2) Intangible fixed assets Same as on the left.	(1) Tangible fixed assets Same as on the left. The useful life of principal assets is as follows: Buildings 3-56 years Automotive equipment 2-6 years Furniture and fixtures 3-15 years (2) Intangible fixed assets Same as on the left.

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
5. Standards for deferred assets	————	(1) New stock issue expenses Expensed as accrued. (2) Discount on bond Discount on bond is amortized using the straight-line method in accordance with the provisions of the Commercial Code of Japan.	(1) New stock issue expenses Same as on the left. (2) Discount on bond Same as on the left.
6. Recognition of allowances	(1) Allowance for doubtful accounts To prepare for credit losses on accounts receivable and loans receivable etc., allowances equal to the estimated amount of uncollectible receivables are provided for general receivables based on the historical write-off ratio, and bad receivables based on case-by-case determination of collectibility. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an amount accrued for the first half among the estimated amount for the fiscal year. (3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the first half based on projected benefit obligations and pension assets at the end of the first half. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses Same as on the left. (3) Allowance for retirement benefits Same as on the left.	(1) Allowance for doubtful accounts Same as on the left. (2) Accrued bonuses As a means of providing for bonus obligations, the Company designates in the reserve account an estimated amount based on the actual bonus expense for the accounting period. (3) Allowance for retirement benefits To provide for accrued employees' retirement benefits, the Company provides an allowance in the amount deemed to have accrued at the end of the fiscal year based on projected benefit obligations and pension assets at the end of the fiscal year. Actuarial differences are primarily amortized in the fiscal year in which they are recognized.
7. Accounting for leases	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Accounted for by the method similar to that applicable to ordinary operating leases.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.	Finance leases other than those which are deemed to transfer the ownership of the leased assets to the lessees Same as on the left.

Item	Oct. 1, 2004 – Mar. 31, 2005	Oct. 1, 2003 – Mar. 31, 2004	Oct. 1, 2003 – Sep. 30, 2004
8. Accounting for major hedges	(1) Hedge accounting method The company applies the deferred accounting method. Interest rate swap transactions that qualify for special treatment under Note 14 of the "Opinion Concerning Establishment of Accounting Standards for Financial Instruments" are accounted for by the short-cut method. (2) Hedge method and transactions The hedge method and risk hedge are as follows: *Hedge method:* Interest rate swap *Risk hedged:* Interests on borrowings (3) Hedging policy The Company uses hedge transactions to reduce interest rate risk. The responsible division executes all the derivative transactions the company enters into. Internal audit executive checks the procedures and ascertains the adequacy of individual derivative transactions. (4) Evaluation of hedge effectiveness Interest rate swap transactions In principle, the Company assesses the effectiveness of individual hedge transactions at the end of consolidated fiscal year (including interim period). The Company does not assess the effectiveness of a hedge transaction if there is a high correlation (principal, interest rate, period etc.) and high degree of effectiveness between the hedging instrument and the risk hedged	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left. (4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.	(1) Hedge accounting method Same as on the left. (2) Hedge method and transactions Same as on the left. (3) Hedging policy Same as on the left. (4) Evaluation of hedge effectiveness Interest rate swap transactions Same as on the left.
9. Other significant accounting policies in the preparation of financial statements	Accounting for consumption taxes All amounts stated are exclusive of national consumption tax and local consumption tax.	Accounting for consumption taxes Same as on the left.	Accounting for consumption taxes Same as on the left.

Supplementary Information

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
With the promulgation of the Law for Partial Revision of the Local Taxation Law and Other (2003, Law No. 9) on March 31, 2003 and the introduction of the pro forma standard taxation as from a business year beginning on April 1, 2004 or later, in accordance with the "practical handling of representation of the part pertaining to the pro forma standard taxation under enterprise tax on corporation in the income statement" (Practical Guidance for Accounting for Research and Development Costs, etc., Report No. 12, Business Accounting Deliberation Council, February 13, 2004), value-added allocation and capital allocation are reported as a component of "Selling, general and administrative expenses" as from the first half of the consolidated fiscal year in review. Due to this change, selling, general and administrative expenses increased 30,000 thousand yen, while operating income, ordinary income and net income before taxes for the current interim fell 30,000 thousand yen.	―――	―――

Notes on Financial Statements

Notes on balance sheet for the first half

(Thousands of yen)

As of March 31, 2005	As of March 31, 2004	As of September 30, 2004
*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 227,838 Land 606,469 Total 834,307 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,750,000 Long-term debt 285,552 [Current portion of long-term debt] [75,568] Total 2,035,552	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 237,933 Land 606,469 Total 844,402 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 650,000 Long-term debt 361,120 [Current portion of long-term debt] [75,568] Total 1,011,120	*1. Assets pledged as collateral Assets pledged as collateral were as follows: Buildings 232,775 Land 606,469 Total 839,244 Liabilities corresponding to assets pledged as collateral: Short-term borrowings 1,000,000 Long-term debt 323,336 [Current portion of long-term debt] [75,568] Total 1,323,336
*2. ———	*2. ———	*2. These include advances on stock subscription of 10,000 thousands yen for Fullcast Finance Co., Ltd. formed on October 1, 2004.
*3. ———	*3. Guarantee obligation The Company guaranteed loans taken out by the following affiliated companies from financial institutions. Fullcast Technology Co., Ltd. 29,870	*3. ———
*4. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 11 banks. The balance of borrowing executed under the overdraft agreement at the end of the first half of the current consolidated fiscal year is as follows: Limit of overdraft 11,050,000 Amount borrowed 2,800,000 Balance 8,250,000	*4. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 8 banks. The balance of borrowing executed under the overdraft agreement at the end of the first half of the current consolidated fiscal year is as follows: Limit of overdraft 6,000,000 Amount borrowed 1,200,000 Balance 4,800,000	*4. In order to raise operating capital efficiently, the Company signed an overdraft agreement with 9 banks. The balance of borrowing executed under the overdraft agreement at the end of the current consolidated fiscal year is as follows: Limit of overdraft 6,500,000 Amount borrowed 1,800,000 Balance 4,700,000

Notes on profit and loss statement for first half

(Thousands of yen)

Oct. 1, 2004 – Mar. 31, 2005		Oct. 1, 2003 – Mar. 31, 2004		Oct. 1, 2003 – Sep. 30, 2004	
*1. ―――――――		*1. ―――――――		*1. Significant components of gain on sale of fixed assets	
				Furniture and fixtures	16
*2. Significant components of loss on disposal of fixed assets		*2. Significant components of loss on disposal of fixed assets		*2. Significant components of loss on disposal of fixed assets	
Buildings	9	Buildings	115	Buildings	370
Automotive equipment	211	Automotive equipment	398	Automotive equipment	423
Furniture and fixtures	1,336	Furniture and fixtures	1,034	Furniture and fixtures	2,084
Software	67,388	Total	1,548	Total	2,878
Total	68,943				
*3. ―――――――		*3. ―――――――		*3. Penalty on lump-sum advance repayment of debt	
*4. Amount of depreciation		*4. Amount of depreciation		*4. Amount of depreciation	
Tangible fixed assets	92,391	Tangible fixed assets	55,666	Tangible fixed assets	136,171
Intangible fixed assets	56,886	Intangible fixed assets	77,150	Intangible fixed assets	150,434

Securities

There were no securities with market quotations during the first half of the current consolidated fiscal year, the first half of the previous consolidated fiscal year and the previous consolidated fiscal year among equity securities in the Company's subsidiaries and affiliates.

Per Share Information

The Company draws up financial statements for the first half of the current fiscal year; thus, per share information is left out.

Subsequent Events

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
―――――	1. Stock split In accordance with the decision by the Company's board of directors on March 8, 2004, it will float new stock through stock split as given below: (1) Objective of the stock split To lower the amount of investment per share; thereby expanding the base of individual investors, as well as increase the liquidity of shares in the Company. (2) Summary of the stock split As of May 20, 2004, the Company will split common shares on a two-for-one-stock-split basis according to the following: a. Number of shares to be increased through the stock split Common stock: 137,982 share b. How to split up The number of shares owned by stockholders listed/recorded on the final list of shareholders and substantial shareholders as of March 31, 2004 will be split on a basis of two-for-one stock split. c. The initial date of reckoning stock dividends April 1, 2004	―――――

October 1, 2004 – March 31, 2005	October 1, 2003 – March 31, 2004	October 1, 2003 – September 30, 2004
	2. Equity swap Fullcast signed an agreement to swap shares in accordance with the decision by its board of directors on March 8, 2004 and will turn Apayours Co., Ltd. into its wholly owned subsidiary through equity swap. Issuance of new shares will be executed without approval of shareholders' general meeting in compliance with Paragraph 1, Article 358 of the Commercial Code of Japan. The matters concerning this equity swap are given below: (1) Purpose of equity swap To mutually complement management resources, step up both companies' fiscal structure and promote growth. (2) Date of equity swap June 1, 2004 (3) Ratio of equity swap [see table A below] (4) Number of substitute treasury stock to be transferred Common stock 2,765.56 shares (5) Summary of the company that is to become Fullcast's wholly owned subsidiary Name: Apayours Co., Ltd. Business activities: Light work contractor (Fiscal year ended May 31, 2003) (Unit: thousands of yen) [see table B below]	

Table A:

	Fullcast Co., Ltd.	Apayours Co., Ltd.
Equity swap ratio	1	0.6812

Table B:

Net sales	2,178,090
Ordinary income	33,503
Current net income	50,762
Total asset	525,223
Net asset	263,853